Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                   This filing is made pursuant
                                                   to Rule 424(a) under
                                                   the Securities Act of
                                                   1933 in connection with
                                                   Registration No. 333-34377

PROSPECTUS SUPPLEMENT         SUBJECT TO COMPLETION DATED JULY 29, 1998
--------------------------------------------------------------------------------
(TO PROSPECTUS DATED JULY 29, 1998)

LOGO

2,000,000 SHARES OF ENHANCED PERPETUAL INCOME PREFERRED SECURITIES(SM)

   The Enhanced Perpetual Income Preferred Securities(SM) offered hereby (the "EPIPS"(SM)) are shares of a new series of preferred stock of Sunstone Hotel Investors, Inc. ("Sunstone" or the "Company"). The Company is a leading self-administered real estate investment trust ("REIT") whose portfolio consists of 56 luxury, upscale and mid-price hotels located primarily in the Pacific and Mountain regions of the United States with a total of 10,051 rooms. The hotels operate under nationally recognized franchises, including brands affiliated with Hilton Hotels Corporation(R), Holiday Hospitality Corporation(R), Marriott International, Inc.(R) and Promus Hotel Corporation(R).

   The EPIPS shares carry a liquidation preference of $25 per share (the "Liquidation Preference"), plus accrued and unpaid dividends. Dividends on the EPIPS shares will be cumulative from the date of original issuance and will be payable quarterly in arrears on or about the fifteenth day of February, May, August and November of each year, commencing on November 15, 1998 (the "Initial Distribution Date"). Dividends will be payable in an amount per EPIPS share
equal to the greater of (i) $   per quarter (or $   per annum, equal to a rate
of % of the Liquidation Preference per annum) or (ii) the cash dividend (exclusive of non-regular dividends) paid or payable on the number of Common Shares (as defined below) into which an EPIPS share is then convertible (determined on each of the quarterly dividend payment dates referred to above). The initial dividend for the period in which the EPIPS shares are originally issued will be prorated based on the number of days between the original issuance thereof and the Initial Distribution Date.

   The EPIPS shares are convertible, in whole or in part, at the option of the holder, into shares of the Company's only class of common stock, par value $0.01
per share (the "Common Shares"), at a conversion price of $   per Common Share
(equivalent to a conversion rate of    Common Shares for each EPIPS share),
subject to adjustment in certain events (the "Conversion Price"), at any time following the initial issuance thereof, unless previously redeemed. It is expected that the Conversion Price of the EPIPS shares will represent a 25% premium to the most recent closing price of the Company's Common Shares on the New York Stock Exchange (the "NYSE") at the time the EPIPS shares are priced.

   The EPIPS shares are not redeemable prior to August , 2003, except in certain limited circumstances relating to preserving the Company's status as a REIT for federal income tax purposes. On and after August , 2003, the EPIPS shares may be redeemed at the option of the Company in whole or in part (i) for a number of Common Shares per EPIPS share equal to the Liquidation Preference divided by the Conversion Price (i.e., the number of Common Shares into which one EPIPS share would then be convertible at the holder's option) plus a cash payment equal to all accrued and unpaid dividends through the date fixed for redemption; provided that for 20 trading days within any period of 30 consecutive trading days, including the trading day immediately preceding the announcement of such redemption, the closing price of the Common Shares on the NYSE equals or exceeds the Conversion Price then in effect or (ii) for cash at a redemption price of $25 per EPIPS share, plus accrued and unpaid dividends, if any, thereon through the date of redemption. The EPIPS shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

   On July 28, 1998, the last reported sale price of the Common Shares on the NYSE was $12.3125 per share. The most recent quarterly dividend declared on the Common Shares was $0.275 per share (equivalent to an annual dividend of $1.10 per share). The Company's Common Shares are listed on the NYSE under the symbol "SSI." Application will be made to list the EPIPS shares on the NYSE. Trading of the EPIPS shares on the NYSE is expected to commence within 30 days after the initial issuance of the EPIPS shares under the symbol "SSI Pr." See "Underwriting."

   In order to maintain its qualification as a REIT for federal income tax purposes, the Company's Amended Articles of Incorporation, as amended (the "Charter") impose limitations on the number of shares of capital stock, including EPIPS shares, that may be owned by any single person or affiliated group. See "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws" in the accompanying Prospectus.
                         ------------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE EPIPS SHARES OFFERED HEREBY.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                               PRICE TO PUBLIC          UNDERWRITING DISCOUNTS(1)       PROCEEDS TO COMPANY(2)
---------------------------------------------------------------------------------------------------------------------------------
Per Share                                             $                             $                             $
---------------------------------------------------------------------------------------------------------------------------------
Total(3)                                              $                             $                             $
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $       .
(3) The Company has granted the Underwriters an option to purchase up to 300,000 additional EPIPS shares to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to
    Public, Underwriting Discounts and Proceeds to Company will be $       ,
    $       and $       , respectively.
                            ------------------------

   The EPIPS shares offered hereby are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the EPIPS shares will be made in New York, New York on or about August , 1998.

                          Joint Book-Running Managers
EVEREN SECURITIES, INC.                                 BEAR, STEARNS & CO. INC.
                            ------------------------

         A.G. EDWARDS & SONS, INC.
                            RAYMOND JAMES & ASSOCIATES, INC.
                                                 SUTRO & CO.
                                                 INCORPORATED

           The date of this Prospectus Supplement is August   , 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, such as the Company, and the address is http://www.sec.gov. The Company's Common Stock is listed on the NYSE, and reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the EPIPS shares being sold in this Offering. This Prospectus Supplement, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits. For further information concerning the Company and the EPIPS shares offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained as described above.

     Certain information in this Prospectus Supplement has been obtained from data published by Smith Travel Research, an industry research organization. Smith Travel Research has not provided any form of consultation, advice or counsel regarding this Offering and is not associated with the Company. As used herein, the terms "luxury," "upscale" and "mid-price," respectively, mean the segments of the lodging industry classified as such by Smith Travel Research in its industry reports that consist of hotels with average daily room ("ADR") rates (total revenues divided by the total number of rooms occupied) between the 85th and 100th percentile, 70th and 85th percentile and the 40th and 70th percentile, respectively, of the average daily room rates of all hotels in the markets in which the Company's hotels operate.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE EPIPS SHARES AND THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF EPIPS SHARES OR COMMON SHARES FOR THE PURPOSE OF MAINTAINING OR STABILIZING THE PRICE OF THE EPIPS SHARES, THE PURCHASE OF PREFERRED STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere herein or incorporated by reference in the accompanying Prospectus to which this Prospectus Supplement relates. Unless the context otherwise indicates, all references herein to the "Company" include Sunstone and Sunstone Hotel Investors, L.P. (the "Partnership" or "Sunstone LP") and their respective subsidiaries. Except as otherwise noted, all of the information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, information presented is as of June 30, 1998 and hotel, room and operating data assumes that (i) the pending acquisition of a mid-price hotel in California (the "Pending Acquisition") has been completed and
(ii) the disposition of six hotels consisting of five mid-price hotels located in Idaho, Montana and Texas and one upscale hotel located in West Virginia (collectively, the "Disposition Hotels") have been completed. This Prospectus Supplement may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from those set forth in any such forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" commencing on page S-12 of this Prospectus Supplement and page 5 of the accompanying Prospectus. The Company cautions the reader, however, that the factors discussed in those sections may not be exhaustive.

                                  THE COMPANY

     The Company is a leading self-administered equity REIT that owns a 94.6% partnership interest in Sunstone LP, whose portfolio consists of eight luxury, 21 upscale and 27 mid-price hotels located primarily in the Pacific and Mountain regions of the western United States. The Company's hotels operate primarily under national franchises that are widely recognized in the lodging industry, including brands affiliated with Hilton Hotels Corporation, Holiday Hospitality Corporation, Marriott International, Inc. and Promus Hotel Corporation. The Company's portfolio consists of 56 hotels, 55 of which were acquired and one of which was developed, located in California (25 hotels), Utah (8), Colorado (6), Arizona (5), Washington (5), Minnesota (4), Oregon (2) and New Mexico (1), with a total of 10,051 rooms. For the year ended December 31, 1997, on a pro forma basis after giving effect to the actual and pending acquisition or disposition of hotels acquired or disposed of subsequent to January 1, 1997 as if such acquisitions and dispositions had occurred on January 1, 1997, the Company's revenue and EBITDA (as defined herein) would have been $94.4 million and $81.4 million, respectively.

     The Company has historically focused, and plans to continue to focus its acquisition strategy primarily in the western United States, where approximately 86.8% of the rooms in the Company's hotel portfolio are located. The Company believes that favorable supply and demand fundamentals in the western United States will continue to result in increased revenue per available room ("REVPAR"), specifically in the Pacific region of the United States, where approximately 50.3% of the rooms in the Company's hotel portfolio are located. In the Pacific region, the increase in lodging demand exceeded the increase in supply by 0.6%, and REVPAR increased 8.2%, as compared to 5.3% for the industry as a whole during 1997.

     To enable Sunstone to satisfy certain federal income tax requirements for qualification as a REIT, neither Sunstone nor Sunstone LP can operate the hotels in which they invest. Accordingly, Sunstone LP leases the hotels to Sunstone Hotel Properties, Inc. (the "Lessee") pursuant to the Percentage Leases (as defined herein).

COMPANY STRENGTHS

     Strong Acquisition History. Since December 31, 1995, the Company has completed 24 acquisitions comprising a total of 44 hotels with 8,470 rooms, or approximately 84.3% of its total room portfolio, for total consideration of $662.8 million (including the acquisition of nine hotels for approximately $121.9 million since January 1, 1998). The Company believes that it is well-positioned to acquire hotel properties due to its ability to quickly identify attractive acquisition opportunities, a successful history of completing acquisitions, and its strong financial position.

     Diversified Hotel Portfolio. The Company's hotel portfolio has broad geographic, brand and market segment diversification. The Company's 56 hotels are located in eight states principally throughout the Pacific and Mountain regions of the western United States. In addition, the Company's hotels are affiliated with 10 different franchisors and serve three different price segments, including luxury (25% of total rooms), upscale (39%) and mid-price (36%) properties. The Company believes that its diversified hotel portfolio allows it to access a wide distribution of lodging demand and enables it to benefit from a continuous stream of hotel investment opportunities, a trend toward industry consolidation and strong regional economic conditions.

     Demonstrated History of Renovating and Repositioning Hotels. The Company has demonstrated an ability to improve the cash flows of underperforming hotels by renovating and repositioning hotels to improve both occupancy and room rates by upgrading the quality of rooms and hotel facilities, and when appropriate, rebranding hotels under national franchises. Since January 1996, the Company has invested $74.2 million to renovate, redevelop and reposition 29 hotels. All of the Company's luxury and upscale hotels and 23 of the Company's 27 mid-price hotels were renovated within the last three years or are currently being renovated.

     Strong Financial Position. The Company has a strong financial position, including for the year ended December 31, 1997 a pro forma Funds From Operations ("FFO") to preferred dividends coverage ratio of 9.2x and a pro forma EBITDA to interest expense and preferred dividends coverage ratio of 3.5x.

     Solid Relationships with Premier Brands. The Company's hotels are franchised under some of the leading brand names in the lodging industry, including Marriott, Hilton, Holiday Inn and Sheraton. Additionally, Marriott International, Inc., approved the Company in 1997 as a qualified full-service franchisee and entered into a preferred business relationship with the Company. Upon completion of the conversion of three of its currently unbranded hotels and one announced acquisition, approximately 30.4% of the Company's hotel portfolio, or 17 hotels, will operate under a Marriott franchise agreement.

     Experienced Management Team. The Company's senior management team has extensive experience in the hospitality industry. Robert A. Alter, a co-founder of the Company, is President, Chief Executive Officer and Chairman of the Board, and has been actively involved in the Company since its inception and has been active in hotel ownership and management since 1976. Charles L. Biederman, a co-founder of the Company, has been engaged in the real estate development business since 1962 and is Executive Vice President of the Company. Randy Hulce, President and Chief Executive Officer of the Lessee since 1997, has been active in sales, operations and asset management within the hotel industry for over 15 years.

BUSINESS STRATEGY

     The Company seeks to grow revenues and maximize operating profits by pursuing the following strategic initiatives, either directly or through the
Lessee:

     Acquire Underperforming Properties. The Company intends to continue to acquire underperforming luxury, upscale and mid-price hotels located principally in the western United States that are, or can be, renovated or redeveloped and repositioned by branding or rebranding the hotels with nationally recognized franchises, with an increasing emphasis on multiple-property acquisitions. The Company may make other selective acquisitions in markets outside of the western United States from time to time should the appropriate opportunities arise. The Lessee's experience in successfully operating hotels has given it significant knowledge of a variety of markets and the ability to quickly identify strategic acquisition opportunities. The Company believes that its increasing profile in the hotel industry and its successful record of completing acquisitions will enable it to continue to attract sellers of hotel portfolios.

     Renovate, Redevelop or Rebrand Acquired Hotels. The Company's principal internal growth strategy is to redevelop or extensively renovate its acquired hotels and brand them with a national franchise that the Company believes will generate higher REVPAR than that currently being generated. In addition to this redevelopment strategy, the Company periodically renovates its hotels, not only to satisfy requirements of its franchisors, but also in an effort to maintain or increase its market share.

     Selectively Develop Additional Hotels. The Company may also selectively develop new luxury, upscale and mid-price hotels which will operate under national franchises in markets where room demand and other competitive factors justify new construction. The Company is in the planning or construction phases of developing five hotels, two of which are expected to open in 1998.

     Implement Comprehensive Marketing and Management Strategies. The Lessee implements a full complement of management and marketing programs at each acquired hotel designed to maximize sales and operational efficiency. Each hotel's sales personnel maintains active communications with its local and regional demand generators and proactively plays a positive role in its community to stimulate and sustain a local source of stable lodging demand. By creating a highly visible and attractive property exterior and participating in frequent user programs, promotional activities and reservation systems, the Lessee is able to attract additional guests. The Company believes that the implementation of focused sales and marketing programs alone -- before any improvements to the physical condition of the hotel are made by the Company -- have increased same-unit REVPAR growth.

     Capitalize on Economies of Scale. As its operations have grown over the past two years, the Lessee has enjoyed increasing economies of scale through the implementation of standardized operations, yield management, purchasing, training and property improvement programs. The Lessee's implementation of these practices ensures consistency across its hotel portfolio and, on the whole, has resulted in operational savings, increased efficiencies and improved profitability within its hotel portfolio. The Company believes that additional economies of scale will result as it continues to acquire additional properties and portfolios of hotels.

     Maintain Conservative Capital Structure. The Company intends to maintain a conservative capital structure to enhance its access to the capital markets on favorable terms that promote earnings growth. The Company's Charter limits the Company's indebtedness to not more than 50% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness. Additionally, the Company intends to finance the acquisition of additional hotels, hotel renovations and non-recurring capital improvement projects through (i) its $350 million revolving line of credit (the "Credit Facility") and (ii) when market conditions warrant, the issuance of additional debt and equity securities. While continuing to exceed dividend payment levels required to maintain its REIT status, the Company intends to reduce over time its payout ratio (i.e. the percentage of FFO it pays out in dividends to common shareholders), enabling the Company to retain a larger portion of its earnings for reinvestment purposes.

     Dispose of Non-core Assets. The Company intends to dispose of hotels from time to time to redeploy its capital to acquire hotels that fit more strategically with its growth strategy. In particular, the Company currently intends to sell certain of its non-core assets, primarily limited-service hotels where competitive factors warrant, and to redeploy the proceeds therefrom to acquire hotels which provide a fuller range of services and which service markets with greater barriers to entry. Consistent with this strategy, the Company has entered into agreements to sell the Disposition Hotels.

                                HOTEL PORTFOLIO

THE HOTELS

     The Company was organized as a REIT in August 1995 and, at such time, acquired ten hotels. Subsequent to its formation, the Company completed the acquisition of interests in 45 hotels and the development of one additional hotel. The following tables provide certain information regarding these hotels:

                                                                        NUMBER OF       AGGREGATE
                                                           NUMBER OF     SUITES/       ACQUISITION
                     ACQUISITIONS(1)                        HOTELS        ROOMS           PRICE
                     ---------------                       ---------    ----------    --------------
                                                                                      (IN MILLIONS)
August 16, 1995 through December 31, 1995................     12           1,581          $ 65.0
Year Ended December 31, 1996.............................     12           1,872            82.5
Year Ended December 31, 1997(2)..........................     23           5,279           458.4
Period Ended January 1, 1998 through July 31, 1998.......      9           1,319           121.9
                                                              --          ------          ------
          Totals.........................................     56          10,051          $727.8
                                                              ==          ======          ======

---------------
(1) Excludes the Disposition Hotels and includes the Pending Acquisition, and includes two hotels on which the Company holds a participating mortgage structured similar to the Percentage Leases. Upon sale of the Disposition Hotels, the Company expects to acquire fee title to the hotels subject to such participating mortgages.

(2) Includes 39 rooms constructed by the Company at its hotels for $2.2 million.

     The Company's hotels represent the following franchise affiliations:

                                                                        NUMBER OF
                                                           NUMBER OF     SUITES/      PERCENTAGE OF
                FRANCHISE AFFILIATION (1)                   HOTELS        ROOMS           ROOMS
                -------------------------                  ---------    ----------    --------------
Marriott(2)..............................................     17           2,975            29.6%
Holiday Inn(3)...........................................     16           2,534            25.2
Hampton Inn..............................................      9           1,193            11.9
Independent(4)...........................................      3           1,133            11.3
Hilton...................................................      3             732             7.3
Hawthorn Suites..........................................      3             583             5.8
Sheraton.................................................      1             295             2.9
Doubletree Hotels........................................      1             213             2.1
Comfort Suites...........................................      1             166             1.7
Ramada...................................................      1             124             1.2
Best Western.............................................      1             103             1.0
                                                              --          ------          ------
          Total..........................................     56          10,051           100.0%
                                                              ==          ======          ======

---------------
(1) Certain of the Company's planned changes in franchise affiliations are included in this table, based on certain criteria, including approved applications and executed license agreements pending project improvement plans. There can be no assurance that the Company will receive final approval from the applicable franchisor.

(2) Includes two acquired hotels which the Company anticipates converting to Marriott franchises. The Company has obtained approval of these new franchise licenses, subject to completion of renovations or improvements.

(3) Includes one acquired hotel which the Company anticipates converting to a Holiday Inn franchise. The Company has an approved application, subject to completion of renovations or improvements.

(4) Includes two hotels in Rochester, Minnesota acquired as part of a portfolio of hotels in October 1997.

     The Company's hotels are located in the following markets as of June 30, 1998:

                                                         NUMBER OF     NUMBER OF      PERCENTAGE OF
                        REGION                            HOTELS      SUITES/ROOMS        ROOMS
                        ------                           ---------    ------------    -------------
Pacific(1).............................................     32            5,054            50.3
Mountain(2)............................................     20            3,668            36.5
Minnesota..............................................      4            1,329            13.2
                                                            --           ------           -----
          Total........................................     56           10,051           100.0%
                                                            ==           ======           =====

---------------
(1) Includes California, Oregon and Washington.
(2) Includes Arizona, Colorado, New Mexico and Utah.

                              RECENT DEVELOPMENTS

RESULTS FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 1998

     The Company reported total revenues for the three months ended June 30, 1998 of $24.9 million, an increase of 215.2% from $7.9 million for the three months ended June 30, 1997. Revenues for the six months ended June 30, 1998 increased 209.6% to $48.6 million from $15.7 million for the six months ended June 30, 1997. Revenues increased primarily due to the completion of $527.2 million of hotel acquisitions and investments during the twelve months ended June 30, 1998. For the three months and six months ended June 30, 1998, on a same-unit basis, REVPAR for non-renovation hotels increased 4.3% and 6.8%, respectively, over the corresponding period in the prior year. EBITDA increased 205.8% to $21.1 million for the three months ended June 30, 1998 from $6.9 million for the three months ended June 30, 1997 and increased 200.7% to $40.6 million for the six months ended June 30, 1998 from $13.5 million for the six months ended June 30, 1997. For the three months and six months ended June 30, 1998, FFO per share increased 31.0% and 21.0%, respectively, over the corresponding period in the prior year.

     On April 28, 1998, the Company branded the previously independent 333-room Provo Park hotel located in Provo, Utah as a full-service Marriott after completing approximately $4.6 million in renovations. The extensive renovation upgraded substantially all hotel areas including the lobby, guestrooms and baths, restaurant, meeting rooms and the hotel's exterior.

     On May 15, 1998, the Company also branded the previously independent University Park hotel located in Salt Lake City, Utah as a full-service Marriott hotel. The hotel recently underwent a $4.1 million renovation including lobby and restaurant renovation as well as guest room, soft goods, furniture and guest bath upgrades. For the month of June 1998, REVPAR increased 22.6%, from $60.70 to $74.43, driven by a 34.0% increase in ADR, from $81.26 to $108.89, while occupancy declined 8.6%, from 74.7% to 68.3%. The renamed Salt Lake City Marriott University Park is the third of six hotels from the acquisition of a portfolio of hotels in October 1997 (the "Kahler Portfolio") to be branded as full-service Marriotts.

     On July 15, 1998, Sunstone rebranded the former Best Western in Ogden, Utah as a full-service Marriott after completing $5.8 million in renovations. The Company expects two additional hotels from the Kahler Portfolio to be branded as Marriotts. The Sheraton San Marcos in Chandler, Arizona and the Olympia Park hotel in Park City, Utah are under development and will be completed and carry the Marriott flag by the end of 1998.

     In the prior quarter, the Company branded the previously independent 194-room Kahler Plaza Hotel located in Rochester, Minnesota as a full-service Marriott after completing $1.7 million in renovations. REVPAR for the month of June 1998 increased 46.8%, from $94.07 to $138.05, driven by a 44.2% increase in ADR, from $118.96 to $171.49, and an increase in occupancy from 79.1% to 80.5%.

DIVIDEND DECLARATION

     On July 15, 1998, Sunstone declared a quarterly dividend of $0.275 per share payable on August 14, 1998 to shareholders of record on July 31, 1998.

INCREASE IN CREDIT FACILITY

     On July 23, 1998, the Company amended its Credit Facility to (i) increase total available borrowings from $300.0 million to $350.0 million, (ii) increase the total amount available under the Credit Facility from 45% to 50% of the aggregate value of the Company's eligible hotels and (iii) extend the term from June 30, 1999 to June 30, 2000. The Company believes the new terms of its Credit Facility improve the Company's financial flexibility to pursue favorable acquisition opportunities while maintaining its cost of borrowing and improving its access to funds. Borrowings under the Credit Facility accrue interest at a rate as low as LIBOR plus 1.40% per annum, and as high as LIBOR plus 2.00% per annum, based upon the leverage of the Company. At June 30, 1998, the Company's actual borrowing rate was LIBOR plus 1.625%.

ACQUISITION ACTIVITY

     The Company is in various stages of identifying, evaluating and negotiating potential hotel portfolio and individual hotel acquisitions. The Company believes that a number of attractive acquisition opportunities that satisfy its acquisition criteria continue to exist in the western United States. In addition, the Company is evaluating potential individual hotel and hotel portfolio acquisitions which may provide strategic expansion opportunities into new geographic regions. There can be no assurance, however, that any pending or contemplated acquisitions will be consummated or that such acquisitions will be beneficial to the Company. The following table sets forth the Company's acquisition activity since March 31, 1998.

         NAME                LOCATION       ACQUISITION DATE    NUMBER OF SUITES/ROOMS       COST
         ----                --------       ----------------    ----------------------   -------------
                                                                                         (IN MILLIONS)
Hilton.................  Oxnard, CA        April 10, 1998                 160               $  9.3
                         Santa Clarita,
Hampton Inn............  CA                April 29, 1998                 130                  8.3
Marriott...............  Napa, CA          May 5, 1998                    192                 21.4
Days Inn...............  Santa Clara, CA   May 14, 1998                   168                 20.0
Pending Acquisition
  (Independent)........  Santa Monica, CA  August 31, 1998(1)             168                 22.0
                                                                        -----               ------
          Total..............................................             818               $ 81.0
                                                                        =====               ======

---------------
(1) Estimated closing date.

DISPOSITION ACTIVITY

     The Company selectively sells or exchanges hotel properties which are inconsistent with the Company's strategy to renovate and rebrand luxury, upscale and mid-price hotels in the western United States. Accordingly, the Company recently announced that it has entered into contracts to sell or exchange, in a tax-deferred manner, six hotels comprising 1,112 rooms in Idaho, Montana, Texas and West Virginia to various parties. The sales of the Disposition Hotels described below are expected to close during the third quarter of 1998.

                                               ESTIMATED                                     GROSS
         NAME                LOCATION       DISPOSITION DATE    NUMBER OF SUITES/ROOMS    SALES PRICE
         ----                --------       ----------------    ----------------------   -------------
                                                                                         (IN MILLIONS)
Green Oaks.............  Fort Worth, TX    August 1998                    284               $  6.0
Lakeview Resort........  Morgantown, WV    August 1998                     187                11.0
Various(1).............  ID and MT         August 1998                     651                30.5
                                                                        -----               ------
          Total..............................................           1,122               $ 47.5
                                                                        =====               ======

---------------
(1) Represents the pending sales of the Quality Inn Pocatello Park, ID, the Best Western Colonial Park, Helena, MT, the Best Western Canyon Springs, Twin Falls, ID and the Boise Park Suites Radisson, Boise, ID to a single purchaser.

CONCURRENT SENIOR NOTES OFFERING

     Concurrent with this Offering, the Partnership is separately offering $150 million aggregate principal amount of its senior notes (the "Senior Notes") to institutional investors in a private placement pursuant to Rule 144A as to non-U.S. persons pursuant to Regulation S under the Securities Act (the "Senior Notes Offering"). The Senior Notes will be issued for a term of ten years, and will be general unsecured obligations of the Company, ranking pari passu with all senior debt of the Company, including indebtedness under the Credit Facility. The Senior Notes are not redeemable until 2003, are redeemable thereafter until 2006 at a premium and thereafter until maturity in 2008 at par. There is no sinking fund established with respect to the Senior Notes. The Senior Notes will be unconditionally guaranteed by the Company and certain of its subsidiaries. This Offering and the proposed Senior Notes Offering are not conditioned upon one another and, therefore, one offering may be consummated without the other offering being consummated. The actual terms and size of the Senior Notes Offering may differ from those above. See "Risk
Factors -- Concurrent Offerings."

     This document does not constitute an offer to sell, or a solicitation of an offer to buy, the Senior Notes. The Senior Notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements.

POSSIBLE LESSEE RESTRUCTURING

     Recently, the Board of Directors (the "Board") of the Company considered a possible restructuring of its relationship with the Lessee, with a view towards creating the optimal structure to fund the Company's growth. As part of such a restructuring, the common shareholders of the Company may ultimately acquire an interest in the capital stock and/or assets of the Lessee and/or the related hotel management company, Sunstone Hotel Management, Inc. (the "Management Company"), by way of merger, distribution of assets or a stock dividend to the shareholders of the Company and to the third-party limited partners in Sunstone LP. Similar to the Lessee, the Management Company is owned and controlled by Mr. Alter. The Board of Directors of the Company has not determined the ultimate structure, financial terms or proposed timing of any such transaction. The Company anticipates that any such transaction would require the affirmative vote of a majority of the Company's independent directors and a fairness opinion from an investment bank concluding that such transaction is fair to the Company from a financial point of view. In the event of such a transaction, holders of the EPIPS shares would receive an adjustment in their Conversion Price. See "Description of Capital Stock -- EPIPS -- Conversion Price Adjustments." There can be no assurance that any such transaction between the Company and the Lessee and/or the Management Company will occur.

                                  THE OFFERING

Securities Offered............   2,000,000 shares of      % Enhanced Perpetual
                                 Income Preferred Securities ("EPIPS") of the
                                 Company.

Dividends.....................   Dividends on the EPIPS shares will be
                                 cumulative from the date of original issuance
                                 and will be payable quarterly in arrears on or
                                 about the fifteenth day of February, May,
                                 August and November of each year, commencing on
                                 November 15, 1998. Such February, May, August
                                 and November dividends will be payable in an
                                 amount per EPIPS share equal to the greater of
                                 (i) $     per quarter (or $     per
                                 annum)(equal to a rate of      % of the
                                 Liquidation Preference per annum) or (ii) the cash dividend (exclusive of non-regular dividends) paid or payable on the number of Common Shares into which an EPIPS share is then convertible (determined on each of the quarterly dividend payment dates referred to above). The initial dividend for the period in which the EPIPS shares are originally issued will be prorated based on the number of days between the original issuance thereof and the Initial Distribution Date, computed on the basis of a 360-day year of twelve 30-day months. See "Description of Capital
                                 Stock -- EPIPS -- Dividends."

Conversion Rights.............   The EPIPS shares shall be convertible, in whole
                                 or in part, at the option of the holder at any
                                 time, unless previously redeemed, into Common
                                 Shares at a conversion price of $     per
                                 Common Share (equivalent to a conversion rate
                                 of           Common Shares for each EPIPS
                                 share), subject to adjustment in certain circumstances. It is expected that the conversion price of the EPIPS shares will represent a 25% premium to the most recent NYSE closing price of the Company's Common Shares at the time the EPIPS shares are priced. See
                                 "Description of Capital Stock --
                                 EPIPS -- Conversion Rights."

Liquidation Preference........   The EPIPS shares carry a Liquidation Preference
                                 of $25 per share plus accrued and unpaid dividends, whether or not declared. See
                                 "Description of Capital
                                 Stock -- EPIPS -- Liquidation Preference."

Redemption at the Option of
the Company...................   The EPIPS shares are not redeemable prior to
                                 August   , 2003, except in certain limited
                                 circumstances relating to the ownership
                                 limitation necessary to preserve the Company's
                                 status as a REIT for federal income tax
                                 purposes. On and after August   , 2003, the
                                 EPIPS shares may be redeemed at the option of the Company in whole or in part for either (i) a number of Common Shares per EPIPS share equal to the Liquidation Preference divided by the Conversion Price (i.e., the number of Common
                                 Shares into which one EPIPS share would then be convertible at the holder's option) plus a cash payment equal to all accrued and unpaid dividends through the date fixed for redemption; provided that for 20 trading days within any period of 30 consecutive trading days, including the trading day immediately preceding the announcement of such redemption, the closing price of the Common Shares on the NYSE equals or exceeds the Conversion Price then in effect; and provided, further, that in order to exercise this redemption option, the Company must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding proviso have been met or (ii) cash at a redemption price of $25 per EPIPS share, plus accrued and unpaid dividends, if any, thereon through the date of redemption. See
                                 "Description of Capital
                                 Stock -- EPIPS -- Redemption."

Ranking.......................   With respect to the payment of dividends and
                                 amounts upon liquidation, the EPIPS shares will
                                 rank senior to the Common Shares and pari passu
                                 with the Company's 250,000 currently
                                 outstanding Class A Shares of preferred stock
                                 (as defined herein). The Company has no other
                                 shares of capital stock outstanding. The
                                 Company may issue additional shares of capital
                                 stock that rank pari passu to the EPIPS shares
                                 as to the payment of dividends or amounts upon
                                 liquidation, dissolution and winding up
                                 ("Parity Stock") and, with approval from the
                                 holders of two-thirds of the EPIPS shares, may
                                 issue shares of beneficial interest that rank
                                 senior to the EPIPS shares as to the payment of
                                 dividends or amounts upon liquidation,
                                 dissolution and winding up. The Company will
                                 contribute the net proceeds from this Offering
                                 to the Partnership in exchange for 2,000,000
                                 units of      % Enhanced Perpetual Income
                                 Preferred Units of limited partnership interest in the Partnership ("EPIP Units") equal in number, and with terms identical to, the EPIPS shares. A distribution on the EPIPS shares will be preceded immediately by an identical distribution on the EPIP Units. The EPIP Units will rank pari passu with the 250,000 currently outstanding preferred units of limited partnership interest in the Partnership
                                 (together with the EPIP Units, the "Preferred
                                 Units"). See "Description of Capital
                                 Stock -- EPIPS -- Ranking," "-- Dividends" and
                                 "-- Liquidation Preference."

Maturity......................   The EPIPS shares have no stated maturity and
                                 will not be entitled to the benefits of any sinking fund or subject to any obligation on the part of the Company to redeem or retire the EPIPS shares. See "Description of Capital
                                 Stock -- EPIPS."

Trading.......................   Application will be made to list the EPIPS
                                 shares on the NYSE. Trading of the EPIPS shares on the NYSE is expected to commence within 30-days after the initial delivery of the EPIPS shares under the symbol "SSI Pr." See
                                 "Underwriting." The Company's class of Common
                                 Shares, into which the EPIPS shares are
                                 convertible, is listed on the NYSE under the symbol "SSI."

Voting Rights.................   Holders of EPIPS shares generally will have no
                                 voting rights. However, in the event that dividends on the EPIPS shares are in arrears for six or more quarterly periods (whether consecutive or not), the holders of EPIPS shares (voting together, as a single class, with the holders of all other shares of Parity
                                 Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to the Company's Board of Directors until all dividends accumulated on such EPIPS shares have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. Certain changes to the terms of the EPIPS shares that would be materially adverse to the rights of holders of the EPIPS shares cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding EPIPS shares. In particular, the approval of holders of two-thirds of the EPIPS shares is required for the Company to issue shares of capital stock that rank senior to the EPIPS shares. See "Description of Capital
                                 Stock -- EPIPS -- Voting Rights."

Transfer and Ownership
Limitations...................   Subject to certain exceptions, no person,
                                 directly or indirectly, may own more than 9.8% of (i) the number of outstanding Common Shares or (ii) the number of outstanding shares of Preferred Stock (as defined herein), including the EPIPS shares. See "Description of Capital
                                 Stock -- EPIPS -- Restrictions on Ownership."

Use of Proceeds...............   To repay outstanding indebtedness under the
                                 Credit Facility. See "Use of Proceeds."

Risk Factors..................   See "Risk Factors" beginning on page S-12 of
                                 this Prospectus Supplement and page 5 of the accompanying Prospectus for a discussion of factors to be considered before purchasing any EPIPS shares offered hereby.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the factors set forth below and in the accompanying Prospectus before making an investment decision with respect to the EPIPS shares being sold in this Offering. This Prospectus Supplement may contain forward-looking statements which involve risks and uncertainties, and actual results could differ materially from those discussed in any such forward-looking statements. Certain of the factors that could cause actual results to differ materially are discussed in this Prospectus Supplement and in the accompanying Prospectus under the captions "Risk Factors."

CONCURRENT OFFERINGS

     Concurrently with this Offering, the Partnership is separately offering $150 million aggregate principal amount of its Senior Notes, which will be unconditionally guaranteed by the Company and certain of its subsidiaries. The Senior Notes Offering is expected to close a few days after this Offering, however, there can be no assurances as to the timing, terms, size or probability of the Senior Notes Offering. Consummation of the Senior Notes Offering will require the consent of the lenders under the Credit Facility, which consent may be withheld by such lenders. The consummation of this Offering is not conditioned upon the consummation of the proposed Senior Notes Offering and, therefore, one offering may be consummated without the other offering being consummated. The Senior Notes are being offered and sold in a private placement transaction exempt from registration under the Securities Act. Accordingly, there is very little information publicly available to the investors of this Offering describing the terms and conditions of the Senior Notes Offering. There can be no assurance that the proposed Senior Notes Offering will be consummated and, if so, on what terms. In addition, the Indenture governing the Senior Notes may contain covenants which impact or restrict the Company's ability to pay dividends on the EPIPS shares. See "Prospectus Supplement Summary -- Concurrent Senior Notes Offering."

RISK OF LEVERAGE; RESTRICTIVE COVENANTS

     The Company maintains a significant amount of indebtedness. As of June 30, 1998 after giving effect to this Offering and the proposed Senior Notes Offering, and the application of the net proceeds herefrom and therefrom, the aggregate outstanding principal amount of the Company's indebtedness would have been $301.3 million, versus actual indebtedness at June 30, 1998 of $370.0 million. Since the Company intends to continue to acquire additional hotels and the Company must distribute annually at least 95% of its taxable net income to maintain its REIT status, the Company may need to borrow additional funds to make investments or distributions. However, the Company's Charter limits consolidated indebtedness to not more than 50% of the Company's investment in hotel properties, at cost, on a consolidated basis, after giving effect to the Company's use of proceeds from any indebtedness and is also subject to certain restrictive financial covenants contained in the Credit Facility which may have the effect of prohibiting the Company from obtaining additional capital. The Company obtained the Credit Facility to provide, as necessary, funds for investments in additional hotel properties, working capital and cash to make distributions.

     Upon consummation of this Offering and the proposed Senior Notes Offering, the Company will have undrawn under the Credit Facility $304.9 million and approximately $299.2 million in borrowing capacity under the debt limitation of the Company's Charter. The Company's future acquisition, renovation, redevelopment and rebranding activities will likely be financed with indebtedness obtained under the Company's existing Credit Facility or under credit facilities to be obtained by the Company in the future. Such credit facilities may be collateralized by the Company's assets and contain restrictive covenants.

     The Senior Notes will impose, through various covenants, a number of operational limitations on the Company, the Partnership and certain of their subsidiaries, including restrictions on the incurrence of indebtedness, both unsecured and secured, equal to a specified percentage of the assets of the Company, the Operating Partnership and certain of their subsidiaries, sales of assets, and distributions to shareholders.

     The Company expects that up to 35% of the Senior Notes will be subject to optional redemption by the Company, at a premium, in connection with an equity offering by the Company. In the event of a "change of control" of the Company, the Partnership will be required to offer to repurchase the outstanding Senior Notes at a 1% premium. In the event the Company grants liens to secure the Credit Facility following the failure to meet certain financial covenants, which the Company is obligated to do under the terms of the Credit Facility, the terms of the Senior Notes require that the holders of the Senior Notes be granted a security interest in the assets of the Partnership equal and ratable to the security interest proposed to be granted to the lenders under the Credit Facility.

     The Credit Facility does contain, and the Indenture relating to the Senior Notes will contain, restrictive covenants, including covenants limiting capital expenditures, payment of dividends, incurrence of debt and sales of assets and requiring the Company to achieve certain financial ratios, some of which could become more restrictive over time. Among other consequences, the leverage of the Company and such restrictive covenants and other terms of the Company's debt instruments could impair the Company's ability to obtain additional financing in the future, to make acquisitions and to take advantage of significant business opportunities that may arise. In addition, the Company's leverage may increase its vulnerability to adverse general economic and hotel industry conditions and to increased competitive pressures.

     The restrictive covenants and the level of the Company's indebtedness could have important consequences to holders of the EPIPS shares, including, but not limited to (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on the Senior Notes and other indebtedness, which may severely limit or eliminate the Company's ability to pay dividends on the EPIPS shares or the Common Shares, (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited, (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and economic conditions generally, (iv) certain of the Company's borrowings are at variable rates of interest, and a substantial increase in interest rates could adversely affect the Company's ability to meet debt service obligations, and (v) increased interest expense will reduce earnings, if any. In addition, the Indenture and the existing Credit Facility contain and future credit facilities could contain, financial and other restrictive covenants that will limit the ability of the Company to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company's results of operations, liquidity and financial position.

     There can be no assurance that the Company will be able to meet its present or future debt service obligations and, to the extent that it cannot, it risks the loss of certain of its assets to foreclosure. In addition, adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times which may not permit realization of the maximum return on such investments.

     Finally, creditors' claims against the Company, including the claims of holders of the Senior Notes if the proposed Senior Notes Offering is consummated, must be paid in full before the claims of shareholders in the event of a liquidation, bankruptcy or winding up of the Company. See "Prospectus Supplement Summary -- Concurrent Senior Notes Offering."

FINANCING AND ABILITY TO FUND FUTURE ACQUISITIONS

     The Company historically has financed hotel acquisitions through advances on the Credit Facility and issuances of equity securities. The Company intends to finance future acquisitions of hotel properties, hotel renovations and non-recurring capital improvements principally through the Credit Facility and, when market conditions warrant, by issuing additional equity or debt securities. There can be no assurance that the Company will have access to capital on favorable terms. If the Company's access to capital is restricted, its ability to acquire additional hotel properties may be adversely affected. A decline in the Company's acquisition pace relative to historical periods may result in a decline in earnings growth.

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering, after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $47.8 million (approximately $55.0 million if the Underwriters' over-allotment option is fully exercised). The net proceeds from this Offering will be used to repay outstanding indebtedness under the Credit Facility.

               PRICE RANGE OF COMMON STOCK AND DIVIDEND PAYMENTS

     The Company's Common Stock commenced trading on the Nasdaq National Market on August 16, 1995 and since July 23, 1996, has been listed on the NYSE under the symbol "SSI." The following table sets forth, for the periods indicated, the high and low sales price information for the Company's Common Stock on the Nasdaq National Market or NYSE, as applicable, and the dividends paid or declared, as applicable.

                                                                                     PER SHARE
                                                                                    DISTRIBUTION
                                                              HIGH        LOW          AMOUNT
                                                            --------    --------    ------------
1995
Third Quarter (from August 16, 1995)......................  $  9.625    $  8.875       $0.115(1)
Fourth Quarter............................................    10.500       7.875        0.230
1996
First Quarter.............................................  $ 11.500    $  9.750       $0.230
Second Quarter............................................    11.625       9.875        0.230
Third Quarter.............................................    10.875       9.500        0.250
Fourth Quarter............................................    13.625      10.000        0.250
1997
First Quarter.............................................  $ 14.125    $ 12.000       $0.250
Second Quarter............................................    14.750      12.625        0.250
Third Quarter.............................................    17.688      13.625        0.275
Fourth Quarter............................................    18.188      15.063        0.275
1998
First Quarter.............................................  $ 17.375    $ 14.875       $0.275
Second Quarter............................................    16.500      12.500        0.275(2)
Third Quarter (through July 28, 1998).....................    13.750      11.813

---------------
(1) Represents the pro rata portion (for the period from August 16, 1995 to September 30, 1995) of a quarterly distribution of $0.230 per share.

(2) Per share dividend to be paid August 14, 1998 to shareholders of record on July 31, 1998.

     As of June 30, 1998, there were approximately 715 record holders of the Company's Common Stock. On July 28, 1998, the last reported sale price of the Common Stock on the NYSE was $12.3125 per share. In addition, the Partnership Units (which are exchangeable for Common Stock) were held by 48 entities and/or individuals as of June 30, 1998. In order to comply with certain requirements related to qualification of the Company as a REIT, the Company's Articles of Incorporation limits the number of shares of Common Stock that may be beneficially owned by any single person to 9.8% of the Company's outstanding Common Stock.

     Although the declaration of dividends is within the discretion of the Board and depends on the Company's results of operations, Cash Available for Distribution, the financial condition of the Company, tax considerations (including those related to REITs) and other factors considered important by the Board, the Company's policy is to make regular quarterly distributions to its shareholders. The Company's ability to make distributions will depend on its receipt of distributions from the Partnership. The Partnership's primary source of revenue is, and will continue to be, rent payments under percentage leases (the "Percentage Leases") for the hotels. The Company must rely on the operation of its hotels to generate sufficient cash flow to permit the Lessee to meet its rent obligations under the Percentage Leases. The Lessee had a net operating loss of $2.0 million for the three months ended March 31, 1998 and an accumulated deficit of $8.0 million as of

March 31, 1998. The Lessee's obligations under the Percentage Leases are secured by a blanket lien on substantially all of its assets and a pledge of 481,955 Partnership Units by Mr. Alter and Mr. Biederman pursuant to the Amended and Restated Third Party Pledge Agreement. In 1997, the Partnership and the Lessee amended the Percentage Leases for hotels then currently under renovation and any future hotels to allow for the abatement of base rent related to rooms taken out of service during major renovations.

     Under the federal income tax provisions affecting REITs, the Company must distribute at least 95% of its taxable income in order to avoid taxation as a regular corporation. Moreover, the Company must distribute at least 85% of its ordinary income and 95% of its capital gain net income to avoid certain excise taxes applicable to REITs. Under certain circumstances, the Company may be required to make distributions in excess of Cash Available for Distribution in order to meet such distribution requirements. In such event, the Company would seek to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make distributions to retain its qualification as a REIT for federal income tax purposes. See "United States Federal Income Tax Considerations -- Taxation of the Company" in the accompanying Prospectus.
\

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company
(i) as of June 30, 1998 and (ii) as adjusted to give effect on such date to the Pending Acquisition, the planned dispositions of the Disposition Hotels, this Offering, the proposed concurrent Senior Notes Offering and the application of the estimated net proceeds herefrom and therefrom as described under "Use of Proceeds." The information set forth in the following table should be read in connection with the financial statements and notes thereto incorporated by reference in the accompanying Prospectus to which this Prospectus Supplement relates and the pro forma financial information and notes thereto included elsewhere herein.

                                                                   JUNE 30, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Long-term debt:
  Revolving line of credit..................................  $263,800     $ 45,108
  Senior Notes..............................................        --      150,000
  Notes payable.............................................   106,152      106,152
                                                              --------     --------
          Total long-term debt..............................   369,952      301,260
Minority Interest...........................................    26,677       30,910

Shareholders' equity:
  Preferred Stock, $.01 par value, 10,000,000 shares
     authorized:
     7.9% Class A Cumulative Convertible Preferred Stock,
      250,000 shares issued and outstanding, actual and as
      adjusted (liquidation preference $100 per share
      aggregating $25,000,000)(1)...........................         3            3
     Enhanced Perpetual Income Preferred Securities, no
      shares issued and outstanding, 2,000,000 shares issued
      and outstanding as adjusted (liquidation preference
      $25 per share aggregating $50,000,000)................        --           20
  Common Stock, $.01 par value, 150,000,000 shares
     authorized; 37,534,319 shares issued and outstanding,
     actual and as adjusted(2)..............................       376          376
  Additional paid-in capital................................   479,402      522,974
  Distributions in excess of earnings.......................   (11,041)     (11,041)
                                                              --------     --------
          Total shareholders' equity........................   468,740      512,332
                                                              --------     --------
          Total capitalization..............................  $865,369     $844,502
                                                              ========     ========

---------------
(1) The Class A Shares are initially convertible into 1,699,605 shares of Common Stock and may be redeemed by the Company beginning five years after the issuance date.

(2) Excludes 2,136,175 shares issuable upon redemption of Partnership Units outstanding prior to this Offering and also excludes shares of Common Stock issuable upon exercise of options granted under the Company's equity incentive plans and upon exercise of outstanding warrants.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
             (IN THOUSANDS EXCEPT SHARE, PER SHARE AND RATIO DATA)

     The following tables set forth selected historical and pro forma financial information for the Company and the Lessee and should be read in conjunction with the unaudited pro forma combined financial statements, the consolidated financial statements, related notes, and other financial information included elsewhere herein or incorporated by reference.

     With respect to the Company and the Lessee, the following tables set forth
(i) selected historical operating and other financial information for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998, (ii) selected historical balance sheet data as of December 31, 1996 and 1997, and March 31, 1998, (iii) selected pro forma operating and other financial information for the year ended December 31, 1997 and the three months ended March 31, 1998 and (iv) selected pro forma balance sheet data as of March 31, 1998.

     The selected historical financial information for the Company and the Lessee as of and for the year ended December 31, 1997 has been derived from the historical financial statements of the Company or the Lessee, audited by Ernst & Young LLP, independent accountants, whose reports with respect thereto are incorporated by reference in the accompanying Prospectus to which this Prospectus Supplement relates. The selected historical financial information for the Company and the Lessee as of December 31, 1996 and for the year then ended have been derived from the historical financial statements of the Company and the Lessee audited by Coopers & Lybrand L.L.P. (PricewaterhouseCoopers LLP after June 30, 1998), independent accountants, whose reports with respect thereto are incorporated by reference in the accompanying Prospectus to which this Prospectus Supplement relates. The selected historical financial information for the Company as of March 31, 1998 and for the Company and the Lessee for the three months ended March 31, 1998 and 1997 have been derived from unaudited historical financial statements of the Company and the Lessee.

     Unaudited pro forma operating and other information for the three months ended March 31, 1998 and for the year ended December 31, 1997 are presented as if the acquisitions, pending acquisition and pending dispositions of the hotels acquired or expected to be acquired or disposed of following January 1, 1997 and the related financings and equity offerings in 1997 and 1998 through July 29, 1998, the Offering and the concurrent Senior Notes Offering all occurred on January 1, 1997 and, therefore, incorporates certain assumptions that are described in the notes to the Unaudited Pro Forma Combined Statements of Operations included elsewhere herein. The unaudited pro forma balance sheet data is presented as if the aforementioned transactions had occurred by March 31, 1998. The pro forma information does not purport to represent what the Company's or the Lessee's financial position or results of operations would actually have been if these transactions had, in fact, occurred on such date or at the beginning of the period indicated, or to project the Company's or the Lessee's financial position or results of operations at any future date or for any future period.

                                                          SUNSTONE HOTEL INVESTORS, INC.
                                 --------------------------------------------------------------------------------
                                      THREE MONTHS ENDED MARCH 31,                YEAR ENDED DECEMBER 31,
                                 ---------------------------------------   --------------------------------------
                                  PRO FORMA           HISTORICAL            PRO FORMA           HISTORICAL
                                 -----------   -------------------------   -----------   ------------------------
                                    1998          1998        1997(10)        1997          1997          1996
                                 -----------   -----------   -----------   -----------   -----------   ----------
OPERATING DATA:
Revenue
  Lease revenue -- Lessee(1)...  $    24,512   $    23,687   $     7,572   $    93,917   $    44,680   $   14,848
  Interest income..............           57            57           197           471           471          236
                                 -----------   -----------   -----------   -----------   -----------   ----------
         Total revenue.........       24,569        23,744         7,769        94,388        45,151       15,084
                                 -----------   -----------   -----------   -----------   -----------   ----------
Expenses
  Real estate related
    depreciation and
    amortization...............        8,239         7,919         1,956        31,398        14,749        4,514
  Interest expense and
    amortization of financing
    costs......................        4,455         4,595           840        19,058         6,365        1,558
  Real estate and personal
    property taxes and
    insurance..................        2,862         2,779           676        10,860         4,670        1,273
  General and
    administrative(2)..........        1,503         1,503           532         2,140         1,890        1,015
                                 -----------   -----------   -----------   -----------   -----------   ----------
Total expenses.................       17,059        16,796         4,004        63,456        27,674        8,360
                                 -----------   -----------   -----------   -----------   -----------   ----------
  Income before minority
    interest and extraordinary
    item.......................        7,510         6,948         3,765        30,932        17,477        6,724
    Minority interest in
      Sunstone LP(3)...........         (317)         (351)         (489)       (1,767)       (1,886)      (1,090)
                                 -----------   -----------   -----------   -----------   -----------   ----------
  Net income...................        7,193         6,597         3,276        29,165        15,591        5,634
  Preferred dividends(4).......       (1,690)         (487)           --        (6,788)         (422)          --
                                 -----------   -----------   -----------   -----------   -----------   ----------
  Net income available to
    common shareholders........  $     5,503   $     6,110   $     3,276   $    22,377   $    15,169   $    5,634
                                 ===========   ===========   ===========   ===========   ===========   ==========
  Earnings per common share(5)
    Basic......................         0.15          0.17          0.22          0.61          0.72         0.70
                                 ===========   ===========   ===========   ===========   ===========   ==========
    Diluted....................         0.15          0.17          0.22          0.61          0.71         0.69
                                 ===========   ===========   ===========   ===========   ===========   ==========
  Weighted average number of
    common shares outstanding
    Basic......................   37,502,364    35,452,364    14,834,676    36,595,952    21,089,971    8,041,805
    Diluted....................   37,672,732    35,622,732    14,959,722    36,754,112    21,248,131    8,123,938

OTHER DATA:
  Lessee room revenue..........  $    49,140   $    47,910   $    16,566   $   190,977   $    95,106   $   34,085
  Funds from operations(6).....       15,749        14,867         5,721        62,330        32,226       11,238
  Ratio of funds from
    operations to preferred
    dividends..................          9.3x         30.5x           --           9.2x         76.4x          --
  EBITDA(7)....................       20,204        19,462         6,561        81,388        38,591       12,796
  Ratio of EBITDA to interest
    expense and preferred
    dividends..................          3.7x          4.2x          9.0x          3.5x          6.3x         9.6x
  Ratio of earnings to combined
    fixed charges and preferred
    dividends(8)...............          1.6x          1.8x          4.1x          1.8x          2.6x         3.1x
  Cash provided from operating
    activities.................                     10,061         2,172                      24,316       11,669
  Cash used in investing
    activities.................                    (67,067)      (47,999)                   (392,546)     (82,757)
  Cash provided by financing
    activities.................                     55,445        46,088                     371,672       66,008
  Cash available for
    distribution(9)............       13,402        12,585         5,031        52,552        26,314        9,108

                                                                SUNSTONE HOTEL INVESTORS, INC.
                                                     -----------------------------------------------------
                                                             MARCH 31,                   DECEMBER 31,
                                                     -------------------------      ----------------------
                                                     PRO FORMA      HISTORICAL            HISTORICAL
                                                     ---------      ----------      ----------------------
                                                       1998            1998           1997          1996
                                                     ---------      ----------      --------      --------
BALANCE SHEET DATA:
  Cash and cash equivalents........................  $  2,023        $  2,023       $  3,584      $    142
  Investment in hotel properties, net..............   796,978         763,138        704,323       152,937
  Total assets.....................................   842,720         804,567        739,577       160,079
  Debt:
    Revolving line of credit.......................    25,063         192,800        179,800        40,400
    Senior Notes...................................   150,000               -              -             -
    Notes Payable..................................   106,474         100,288        116,671        19,651
  Total debt.......................................   281,537         293,088        296,471        60,051
  Minority interest in Sunstone LP.................    31,399          25,605         33,860        15,978
  Shareholders' equity.............................   516,577         472,667        397,887        80,801

---------------
 (1) With respect to the pro forma information, lease revenues from the Lessee to the Company are calculated on a pro forma basis by applying the contractual or anticipated rent provisions of the Percentage Leases to the historical room, food and beverage and other revenues of the hotels acquired or expected to be acquired following January 1, 1997, as if January 1, 1997 was the beginning of the lease term and assumes the Company owned and leased such hotels, excluding those where disposition is pending.

 (2) Pro forma general and administrative expenses represent executive and other compensation, legal, audit, and other expenses. These amounts are based on historical general and administrative expenses as well as estimated 1998 expenses.

 (3) Calculated as 5.44% and 7.32% of income before minority interest less preferred dividends on a pro forma basis for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively.

 (4) Represents annual dividends on the Class A Preferred Stock (computed based on 7.9% of the $25 million preferred stockholders' contribution) plus the annual dividends on the EPIPS shares.

 (5) Earnings per common share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share amounts do not include the impact of the conversion of preferred shares into common shares because the effect is antidilutive.

 (6) Management and industry analysts generally consider FFO to be one measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs and it is presented to assist investors in analyzing the performance of the Company. FFO under the National Association of Real Estate Investment Trusts ("NAREIT") definition consists of income before minority interest (computed in accordance with generally accepted accounting principles), excluding gains or losses from debt restructurings and sales of property, plus depreciation and amortization of real property (including furniture and equipment but excluding amortization of financing costs). FFO does not represent cash generated from operating, investing or financing activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs (such as for capital expenditures or payment of debt). FFO should not be considered an alternative to net income as an indication of the Company's financial performance or as an alternative to cash flows from operating, investing or financing activities as a measure of liquidity.

 (7) EBITDA is computed by adding income before minority interest, interest expense, depreciation and amortization expense and extraordinary expenses. EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles), but because it is a widely accepted financial indicator of a company's ability to incur and service debt.

 (8) For purpose of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of income before extraordinary items and minority interest in the income of Sunstone LP, plus fixed charges, excluding capitalized interest. Fixed charges consist of interest, whether expensed or capitalized and amortization of financing costs.

 (9) Cash Available for Distribution is computed by subtracting from FFO the sum of (i) 4% of room revenues, which the Company is obligated by the Percentage Leases to make available to the Lessee for the periodic refurbishment and replacement of furniture, fixture and equipment at the Hotels and (ii) amounts required to repay principal amortization on long-term debt.

(10) The quarterly financial data for the three months ended March 31, 1997 has been restated to reflect the allocation of a fourth quarter depreciation expense adjustment to the first three quarters.

                          DESCRIPTION OF CAPITAL STOCK

EPIPS

     This description of the particular terms of the EPIPS shares offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.

  General

     The EPIPS shares will be shares of a new class of preferred stock of the Company. The Company is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"), in one or more series, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption in each case, if any, as the Board of Directors of the Company may determine by adoption of applicable articles supplementary to the Company's Charter, without any further vote or action by the shareholders. In connection with the acquisition of a portfolio of hotels, on October 15, 1997, the Company issued 250,000 shares of its newly designated 7.9% Class A Cumulative Convertible Preferred Stock, (the "Class A Shares") all of which shares are still outstanding and are held by a single voting "group" (as such term is used in Section 13(d) of the Exchange Act). Consummation of the EPIPS offering is subject to the consent of the holders of the Class A Shares. The Class A Shares are described in the accompanying Prospectus on page 15. The Company has issued no other shares of Preferred Stock.

     Prior to the issuance of the EPIPS shares, the Board of Directors will adopt articles supplementary (the "Articles Supplementary") designating the terms of the EPIPS shares. The following summary of the terms and provisions of the Articles Supplementary does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Charter and the Articles Supplementary, each of which is available from the Company upon request.

     The Company intends to contribute or otherwise transfer the net proceeds of the sale of the EPIPS shares to the Partnership in exchange for EPIP Units of partnership interest in the Partnership, the economic terms of which will be substantially identical to the EPIPS shares. The Partnership will be required to make all required distributions on the EPIP Units (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the EPIPS shares) prior to any distribution of cash or assets to the holders of the Common Units or to the holders of any other interests in the Partnership, except for any other series of preferred units ranking pari passu with the EPIP Units as to distributions and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT.

  Ranking

     The EPIPS shares rank pari passu with the Company's outstanding Class A Shares and senior to the Common Shares with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company.

     While any EPIPS shares are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the EPIPS shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding EPIPS shares. However, the Company may create additional classes of stock, increase the authorized number of shares of Preferred Stock or issue series of Preferred Stock ranking junior to or pari passu with the EPIPS shares with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of EPIPS shares. See "-- Voting Rights" below.

  Dividends

     Holders of EPIPS shares are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash distributions.

     Dividends on the EPIPS shares are payable quarterly in arrears on the fifteenth calendar day of February, May, August and November of each year (each a "Regular Distribution Date"), commencing November 15, 1998, and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors. Each such dividend is payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. Dividends will be payable in an amount per EPIPS share equal to the
greater of (i) $     per quarter (or $     per annum)(equal to a rate of      %
of the Liquidation Preference per annum) or (ii) the cash dividend (exclusive of non-regular dividends) paid or payable on the number of Common Shares into which an EPIPS share is convertible on the applicable Regular Distribution Date. The amount referred to in clause (ii) above shall be determined by multiplying the number of Common Shares (or portions thereof) into which one EPIPS share is convertible at the opening of business on the applicable Regular Distribution Date multiplied by the aggregate cash distributions (exclusive of non-regular distributions such as a special capital gain distribution) payable or paid on one Common Share since the immediately preceding Regular Distribution Date). Dividends will accrue from the date of the original issuance of the EPIPS shares (i.e., the initial closing of this Offering), resulting in a partial dividend for the period in which they are issued. The initial dividend accruing for the period in which the EPIPS shares are originally issued will be prorated based on the number of calendar days from, and including, the original issuance thereof through, and including, the Initial Distribution Date. Such initial dividend and any other dividends payable on the EPIPS shares for any period greater or less than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months. Dividends will be cumulative, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulations of dividends on the EPIPS shares will not bear interest.

     Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the EPIPS shares for all prior dividend periods and the then current dividend period. If accrued dividends on the EPIPS shares and any Parity Stock for all prior dividend periods have not been paid in full, then any dividend declared on the EPIPS shares and any Parity Stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the EPIPS shares and such Parity Stock.

     Unless all dividends then required to be paid on the EPIPS shares and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, the Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as herein defined) or (ii) except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any Junior Stock (subject to certain exceptions), through a sinking fund or otherwise. Notwithstanding the foregoing limitations, the Company may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of the Company.

     As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock and (ii) the term "Junior Stock" means the Common Shares, and any other class of capital stock of the Company now or hereafter issued and outstanding that ranks junior to the EPIPS shares as to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company and (iii) the term "Parity Stock" means any other class or series of capital stock of the Company now or hereafter issued and outstanding (including the Class A Shares) that ranks equally with the EPIPS shares as to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company.

     The Partnership will be required to make all required distributions to the Company on the EPIP Units that will mirror the Company's payment of dividends on the EPIPS shares (including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the EPIPS shares) prior to any distribution of cash or assets to the holders of the Common Units or to the holders of any other interests in the Partnership, except for distributions required in connection with any other shares of the Company ranking senior to or on a parity with the EPIPS shares as to dividends and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT.

     The Company's Credit Facility and the Indenture under which the Company's Senior Notes will be issued include covenants that restrict the ability of the Company to declare and pay dividends. In general, these agreements contain exceptions to the limitations to allow the Partnership to make distributions necessary to allow the Company to maintain its status as a REIT. The Company does not believe that these covenants will adversely affect the ability of the Partnership to make distributions in an amount sufficient to permit the Company to pay dividends with respect to the EPIPS shares. See "Recent
Developments -- Concurrent Senior Notes Offering" and "Risk Factors -- Credit Facility Limitations."

  Redemption

     The EPIPS shares are not redeemable by the Company prior to August   ,
2003. On and after August   , 2003, the Company at its option upon not less than
30 nor more than 60 days' written notice, may redeem the EPIPS shares, in whole or in part, at any time or from time to time, but only to the extent it has or will have funds legally available therefor, for either of the types of consideration described below, as selected by the Company (the "Redemption Consideration"): (i) for a number of authorized but previously unissued Common Shares per EPIPS share equal to the Liquidation Preference divided by the Conversion Price (i.e., the number of Common Shares into which one EPIPS share would then be convertible at the holder's option, see "-- Conversion Rights" below) plus a cash payment of accrued but unpaid dividends through the date fixed for redemption (the "Redemption Date")(except as provided below), without interest; provided that for 20 trading days within any period of 30 consecutive trading days, including the trading day immediately preceding the announcement of such redemption, the closing price of the Common Shares on the NYSE equals or exceeds the Conversion Price then in effect; and provided, further, that in order to exercise this redemption option, the Company must issue a press release announcing the redemption (the "Press Release") prior to the opening of business on the second trading day after the conditions in the preceding proviso have been met; or (ii) for cash at a redemption price of $25.00 per EPIPS share, plus all accrued and unpaid distributions thereon through the Redemption Date (except as provided below), without interest.

     The Redemption Date shall be selected by the Company, shall be specified in the notice of redemption and shall not be less than 30 days nor more than 60 days after (i) the date on which the Company issued the Press Release, if such redemption is pursuant to paragraph (i) above and (ii) the date notice of redemption is sent by the Company, if such redemption is pursuant to paragraph
(ii) above. Holders of EPIPS shares to be redeemed shall surrender such EPIPS shares at the place (or in the manner) designated in such notice and shall be entitled to the consideration described above commencing on the Redemption Date.

     If fewer than all of the outstanding EPIPS shares are to be redeemed, the EPIPS shares to be redeemed shall be selected pro rata in proportion to the number of EPIPS shares held by such holder (as nearly as may be practicable without creating fractional EPIPS shares) or by any other equitable method determined by the Company that will not result in a violation of the Ownership Limitation provisions of the Company's Charter.

     Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) in The Wall Street Journal or The New York Times or, if neither is then being published, in any other daily newspaper of national circulation, not less than 30 days nor more than 60 days prior to the Redemption Date, and if such redemption is pursuant to paragraph (i) above, such notice shall be given not more than ten (10) business days after the date on which the Company issues the Press Release. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any EPIPS shares except as to the holder to whom notice was defective or not given. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (i) the Redemption Date; (ii) the type and amount of Redemption Consideration; (iii) the number of EPIPS shares to be redeemed; (iv) the place or places where certificates representing the EPIPS shares are to be surrendered (and in the case of uncertificated EPIPS shares, if any, the manner in which such EPIPS shares are to be surrendered) for the Redemption Consideration; (v) that distributions on the EPIPS shares to be redeemed will cease to accrue on such Redemption Date; (vi) the then-current Conversion Price; and (vii) that the holder's conversion rights as to such EPIPS shares shall terminate on the Redemption Date (see "-- Conversion Rights" below). If fewer than all the EPIPS shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of EPIPS shares to be redeemed from such holder.

     From and after the Redemption Date, provided that notice has been published or mailed as described above and that the Company has issued and made available the number of Common Shares and/or amount of cash necessary to effect such redemption (i) except as otherwise provided herein, dividends on the EPIPS shares so called for redemption shall cease to accumulate or accrue (except that, in the case of a Redemption Date after a dividend record date and prior to the related dividend payment date, holders of EPIPS shares on the dividend record date will be entitled on such dividend payment date to receive the dividend payable on such EPIPS shares), (ii) said EPIPS shares shall no longer be deemed to be outstanding and (iii) all rights of the holders thereof as holders of EPIPS shares of the Company shall cease (except the rights to receive the Redemption Consideration payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends payable thereon). The Company's obligation to provide Common Shares and/or cash in connection with any redemption of EPIPS shares shall be deemed fulfilled if, on or before the Redemption Date, the Company shall deposit with a bank or trust company that has a capital and surplus of at least $50.0 million such number of Common Shares and such amount of cash as is necessary for such redemption, in trust, with irrevocable instructions that such Common Shares and/or cash be applied to the redemption of EPIPS shares so called for redemption. In the case of any redemption pursuant to paragraph (i) above, at the close of business on the Redemption Date, each holder of EPIPS shares to be redeemed (unless the Company defaults in the delivery of the Common Shares or cash payable on such Redemption Date) shall be deemed to be the record holder of the number of Common Shares into which such EPIPS shares are to be converted at a redemption, regardless of whether such holder has surrendered the certificates representing the EPIPS shares to be so redeemed. No interest shall accrue for the benefit of the holders of shares of EPIPS shares to be redeemed on any cash so set aside by the Company. Subject to applicable escheat laws, any such cash unclaimed at the end of two years from the Redemption Date shall revert to the general funds of the Company, after which reversion the holders of EPIPS shares so called for redemption shall look only to the general funds of the Company for the payment of such cash. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on EPIPS shares to be redeemed.

     As promptly as practicable after the surrender in accordance with said notice of the certificates for any EPIPS shares so redeemed (properly endorsed or assigned for transfer, if the Company shall so require and if the notice shall so state), such certificates shall be exchanged for certificates representing Common Shares and/or any cash (without interest thereon) for which such EPIPS shares have been redeemed in accordance with such notice. If fewer than all the EPIPS shares represented by any certificate are redeemed, then a new certificate representing the unredeemed EPIPS shares shall be issued without cost to the holders thereof.

     No fractional Common Shares or scrip representing fractions of Common Shares shall be issued upon redemption of the EPIPS shares. Instead of any fractional interest in a Common Share that would otherwise be deliverable upon redemption of EPIPS shares, the Company shall pay to the holder of such EPIPS shares an amount in cash (rounded to the nearest cent) based on the current market price of the Common Shares on the trading day immediately preceding the notice of redemption date. If more than one EPIPS share shall be surrendered for redemption at one time by the same holder, the number of full Common Shares issuable upon redemption thereof shall be computed on the basis of the aggregate number of EPIPS shares so surrendered.

     Any Common Shares issued upon redemption of EPIPS shares shall be validly issued, fully paid and non-assessable. The Company shall list on the NYSE, subject to official notice of issuance, the Common Shares required to be delivered upon any such redemption of EPIPS shares.

     The Company shall take any action necessary to ensure that any Common Shares issued upon the redemption of EPIPS shares are freely transferable and not subject to any resale restrictions under the Securities Act, or any applicable state securities or blue sky laws (other than any Common Shares issued upon redemption of any EPIPS shares which are held by an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company).

     The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Common Shares or other securities or property upon redemption of EPIPS shares; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of Common Shares or other securities or property in a name other than that of the holder of the EPIPS shares to be redeemed, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or established, to the reasonable satisfaction of the Company, that such tax has been paid.

     The EPIPS shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Description of Common Stock and Preferred Stock -- Restrictions on Ownership of Common Stock or Preferred Stock" in the accompanying Prospectus).

     Unless all dividends then required to be paid on the EPIPS shares and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, (i) no EPIPS shares and no other shares of Parity Stock may be redeemed unless all outstanding shares of Parity Stock, including all outstanding EPIPS shares, are simultaneously redeemed and (ii) the Company may not, except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any EPIPS shares or any Parity Stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of EPIPS shares and any Parity Stock. Notwithstanding the foregoing limitations, the Company may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of the Company.

  Liquidation Preference

     The holders of EPIPS shares are entitled to receive in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, $25.00 per EPIPS share plus an amount per EPIPS share equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more.

     Until the holders of the EPIPS shares and holders of any Parity Stock have been paid their respective liquidation preferences, plus such accrued and unpaid dividends in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the EPIPS shares and the shares of any Parity Stock are insufficient to pay in full the Liquidation Preference plus such accrued and unpaid dividends and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of the EPIPS shares and the shares of any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on such EPIPS shares and shares of any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of the Company with another corporation, a statutory share exchange by the Company, nor a sale, lease or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

  Voting Rights

     Except as provided below, the holders of EPIPS shares will have no voting rights.

     If six quarterly dividends (whether or not consecutive) payable on the EPIPS shares are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of the Company will be increased by two and the holders of the EPIPS shares voting together, as a single class, with the holders of all other shares of Parity Stock upon which like voting rights have been conferred and are exercisable (collectively, together with the EPIPS shares, "Voting Preferred Shares"), will have the right to elect two additional directors to serve on the Board of Directors at an annual meeting of shareholders or a properly called special meeting of the holders of the Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends, together with the dividends for the then current quarterly period, on the Voting Preferred Shares have been paid or declared and set aside for payment.

     The approval of two-thirds of the outstanding EPIPS shares, is required in order to (i) amend the Charter to affect materially and adversely the rights, preferences or voting power of the holders of the EPIPS shares, (ii) enter into a share exchange that affects the EPIPS shares, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into the Company, unless in each such case, each EPIPS share remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for a share of preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption identical to those of an EPIPS share (except for changes that do not materially and adversely affect the holders of the EPIPS shares) or (iii) amend the Charter to authorize, reclassify, create or increase the authorized amount of any class of stock having rights senior to the EPIPS shares with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of the Company. However, the Company may increase the authorized number of shares of Preferred Stock and may create additional classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock, all without the consent of any holder of EPIPS shares.

  Conversion Rights

     The EPIPS shares will be convertible, in whole or in part, at any time, at the option of the holders thereof, into authorized but previously unissued
Common Shares at a conversion price of $     per Common Share (equivalent to a
conversion rate of           Common Shares for each EPIPS share), subject to
adjustment as described below ("Conversion Price"). The right to convert EPIPS shares called for redemption will terminate at the close of business on the Redemption Date. For information as to notices of redemption, see
"-- Redemption" above. For a description of the Company's Common Shares, see "-- Underlying Common Shares" below.

     Conversion of EPIPS shares, or a specified portion thereof, may be effected by delivering certificates evidencing such EPIPS shares, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank, to the office or agency to be maintained by the Company for that purpose. Currently, such office is the principal corporate trust office of the Transfer Agent described below.

     Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for EPIPS shares shall have been surrendered and notice shall have been received by the Company as aforesaid (and if applicable, payment of any amount equal to the dividend payable on such shares shall have been received by the Company as described below) and the conversion shall be at the Conversion Price in effect at such time and on such date.

     Holders of EPIPS shares at the close of business on a dividend record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend record date and prior to such dividend payment date. However, EPIPS shares surrendered for conversion during the period between the close of business on any dividend record date and ending with the opening of business on the corresponding dividend payment date (except EPIPS shares converted after the issuance of a notice of redemption with respect to a Redemption Date during such period or coinciding with such dividend payment date, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such EPIPS shares on such dividend payment date. A holder of EPIPS shares on a dividend record date who (or whose transferee) tenders any such EPIPS shares for conversion into Common Shares on such dividend payment date will receive the dividend payable by the Company on such EPIPS shares on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of EPIPS shares for conversion. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted EPIPS shares or for dividends on the Common Shares issued upon such conversion.

     Fractional Common Shares will not be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment (rounded up to the nearest cent) based on the current market price of the Common Shares on the trading day immediately preceding the conversion date.

     The Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock solely for the purpose of effecting conversion of the EPIPS shares, the full number of Common Shares deliverable upon the conversion of all outstanding EPIPS shares. For purposes of this provision, the number of Common Shares that shall be deliverable upon the conversion of all outstanding EPIPS shares shall be computed as if at the time of computation all such outstanding shares were held by a single holder (and without regard to the ownership Limit set forth in the Company's Charter).

     The Company covenants that any Common Shares issued upon conversion of the EPIPS shares shall be validly issued, fully paid and nonassessable.

     The Company shall take any action necessary to ensure that any Common Shares issued upon conversion of EPIPS shares are freely transferable and not subject to any resale restrictions under the Act, or any applicable state securities or blue sky laws (other than any Common Shares which are held by an "affiliate" (as defined in Rule 144 under the Act)).

     The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Common Shares or other securities or property upon conversion of EPIPS shares; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of Common Shares or other securities or property in a name other than that of the holder of the EPIPS shares to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or established, to the reasonable satisfaction of the Company, that such tax has been paid.

  Conversion Price Adjustments

     The Conversion Price is subject to adjustment upon certain events, including (i) the payment of dividends (and other distributions) payable in Common Shares on any class of capital stock of the Company, (ii) the issuance to all holders of Common Shares of certain rights or warrants entitling them to subscribe for or purchase Common Shares at a price per share less than the fair market value (as defined in the Articles Supplementary) per Common Share, (iii) subdivisions, combinations and reclassifications of Common Shares and (iv) distributions to all holders of Common Shares of evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to in clause (i), (ii) or (iii) above and dividends and distributions paid in cash). In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of shares or share rights will not be taxable to the holders of the Common Shares or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

     In case the Company shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the Common Shares or sale of all or substantially all of the Company's assets), in each case as a result of which Common Shares will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each EPIPS share will thereafter be convertible into the kind and amount of shares of capital stock, securities and other property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of Common Shares or fraction thereof into which one EPIPS share was convertible immediately prior to such transaction (assuming such holder of Common Shares failed to exercise any rights of election and received per Common Share the kind and amount of shares of beneficial interest, securities or other property received per Common Share by a plurality of non-electing Common Shares). The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

     There shall be no other adjustment of the Conversion Price in case of the issuance of any capital stock of the Company in a reorganization, acquisition or other similar transaction.

     If the Company shall take any action affecting the Common Shares, other than action described in this provision, that in the opinion of the Board of Directors would materially adversely affect the conversion rights of the holders of EPIPS shares, the Conversion Price for the EPIPS shares may be adjusted, to the extent permitted by law, in such manner, if any, and at such time as the Board of Directors, in its sole discretion, may determine to be equitable under the circumstances.

     No adjustment of the Conversion Price is required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

  Restrictions on Ownership

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). The Company's Charter contains provisions that restrict the ownership and transfer of shares of capital stock. With certain exceptions, the Charter provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the total number (or of the value of the total number, if less) of outstanding Common Shares or 9.8% of the number (or the value of the total number, if less) of outstanding shares of Preferred Stock of all series of the Company, including the EPIPS shares. EPIPS shares or other shares owned in excess of such limits shall be deemed "Shares-in-Trust" pursuant to the Company's Charter, in which case the holder will lose certain ownership rights with respect to such EPIPS shares or other shares and the Company will have the right to purchase such excess shares from the holder. Due to the attribution rules that exist with respect to these ownership restrictions, persons holding (or treated as holding under the relevant attribution rules) EPIPS shares will be treated, for purposes of the ownership restrictions, as owning the Common Shares into which their EPIPS shares can be converted even prior to such conversion if such ownership would cause ownership of Common Shares in excess of the applicable ownership limit. Accordingly, potential purchasers of EPIPS shares should take their direct and constructive ownership of Common Shares into account in determining whether they can hold EPIPS shares without violating the ownership limit with respect to Common Shares. The Company's Charter authorizes the Board of Directors, under certain conditions, to grant exemptions from such Charter limits, provided that such exemption would not cause the Company to fail to qualify as a REIT.

  Exchange Listing

     The Company intends to make application to list the EPIPS shares on the NYSE, subject to official notice of issuance. If so approved, trading of the EPIPS shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the EPIPS shares. See "Underwriting."

 Transfer Agent, Registrar, Dividend Disbursing Agent, Conversion Agent and Redemption Agent

     The transfer agent, registrar, dividend disbursing agent, conversion agent and redemption agent for the EPIPS shares, and the transfer agent, registrar and dividend disbursing agent for the Common Shares, is ChaseMellon Shareholder Services, 400 South Hope Street, 4th Floor, Los Angeles, California 90071, (213) 553-9718.

UNDERLYING COMMON SHARES

     The Common Shares of the Company issuable upon conversion or redemption of the EPIPS shares are described in the accompanying Prospectus beginning on page 14.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), but no assurance can be given that it will at all times so qualify. See "Risk Factors -- Failure to Maintain REIT Status" and "United States Federal Income Tax Considerations" in the accompanying Prospectus.

     In connection with this Offering, Brobeck, Phleger & Harrison LLP, counsel to the Company, will render a legal opinion that the Company has qualified as a REIT under the Code, commencing with the Company's taxable year ended December 31, 1995. Such legal opinion will be filed as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. Such legal opinion and any opinions contained in this Prospectus Supplement or the accompanying Prospectus as to the Company's qualification as a REIT under the Code will be qualified in their entirety by the assumptions and qualifications contained in such legal opinion and described in the Prospectus and this Prospectus Supplement. For a more specific discussion of the federal income tax treatment of the Company and its shareholders, the various requirements for qualification as a REIT and the risks of disqualification as a REIT, reference is made to the section of the accompanying Prospectus entitled "United States Federal Income Tax Considerations."

     The provisions of the Code pertaining to REITs are highly technical and complex, and neither the Company nor Brobeck, Phleger & Harrison LLP can assure that the Internal Revenue Service (the "IRS") will not successfully contest the Company's qualification as a REIT. Upon audit, Brobeck, Phleger & Harrison LLP's opinion is not binding on the IRS or the courts. Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the EPIPS shares offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, investors are urged to consult their own tax advisors with respect to the new rules contained in the Taxpayer Relief Act of 1997, and foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions. See "United States Federal Income Tax Considerations" in the accompanying Prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters, for whom EVEREN Securities, Inc., Bear, Stearns & Co. Inc., A.G. Edwards & Sons, Inc., Raymond James & Associates, Inc., and Sutro & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, the respective number of EPIPS shares set forth opposite their names below.

                      UNDERWRITER                         NUMBER OF EPIPS SHARES
                      -----------                         ----------------------
EVEREN Securities, Inc..................................
Bear, Stearns & Co. Inc.................................
A.G. Edwards & Sons, Inc................................
Raymond James & Associates, Inc.........................
Sutro & Co. Incorporated................................
                                                                ---------
          Total.........................................        2,000,000
                                                                =========

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the EPIPS shares is subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all EPIPS shares offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Representatives have advised the Company that the Underwriters propose to offer the EPIPS shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers
at such price less a concession not in excess of $     per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to certain other dealers.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 300,000 additional EPIPS shares to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of EPIPS shares to be purchased by it shown in the foregoing table bears to the total number of EPIPS shares initially offered hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed that it will not, with certain exceptions, offer, sell or otherwise dispose any EPIPS shares or Common Shares for a period of 90 days from the date of this Prospectus Supplement without the prior written consent of EVEREN Securities, Inc. This prohibition will not affect Common Shares issued by the Company in connection with acquisitions, or issued or granted by the Company pursuant to any incentive plan, any dividend reinvestment plan or the conversion or exercise of securities convertible or exercisable for Common Shares. Certain of the Company's directors and executive officers have agreed that, for a period of 90 days from the date of this Prospectus Supplement, they will not, without the prior written consent of EVEREN Securities, Inc. offer, sell or otherwise voluntarily dispose of any Common Shares or any securities convertible into or exercisable for Common Shares.

     Application will be made to list the EPIPS shares on the NYSE. Trading of the EPIPS shares on the NYSE is expected to commence within the 30-day period after the initial delivery of the EPIPS shares. The Representatives have advised the Company that they intend to make a market in the EPIPS shares prior to the commencement of trading on the NYSE. The Representatives will have no obligation to make a market in the EPIPS shares, however, and may cease market marking activities, if commenced, at any time.

     Until the distribution of the EPIPS shares is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the EPIPS shares and the Common Shares. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the EPIPS shares and the Common Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the EPIPS shares and the Common Shares.

     If the Underwriters create a short position in the EPIPS shares in connection with this Offering, i.e., if they sell more EPIPS shares than are set forth on the cover page of this Prospectus Supplement, the Representatives may reduce that short position by purchasing EPIPS shares in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives also may impose a penalty bid on certain selling group members. This means that if the Underwriters purchase EPIPS shares in the open market to reduce any short position or to stabilize the price of the EPIPS shares, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of this Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the EPIPS shares or the Common Shares. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Certain of the Underwriters or their respective affiliates have provided, and may in the future provide, investment banking, financial advisory or commercial banking services for the Company, for which they have received and may receive customary compensation. EVEREN Securities, Inc., Bear, Stearns & Co. Inc., A.G. Edwards & Sons, Inc. and Raymond James & Associates, Inc. have co-managed one or more public equity offerings of the Company's Common Stock in the last year for which they received customary compensation. Certain of the Representatives intend to act as Initial Purchasers in connection with the proposed Senior Notes Offering, for which they will receive customary compensation.

     Bear, Stearns & Co. Inc., one of the Representatives, is affiliated with the NYSE specialist for the Company's Common Stock. Bear, Stearns & Co. Inc. has in the past performed, and may continue to perform, investment banking and financial advisory services for the Company and has received customary compensation therefor. Bear, Stearns & Co. Inc. was the exclusive financial advisor to the Company in connection with the acquisition of a portfolio of hotels in October 1997 and, in addition, rendered a fairness opinion in connection therewith, for which it received customary compensation.

                                 LEGAL MATTERS

     The validity of the EPIPS shares offered hereby and certain federal income tax matters pertaining to the Company's status as a REIT will be passed upon for the Company by Brobeck, Phleger & Harrison LLP. In addition, the description of federal income tax consequences contained in the section of the Prospectus Supplement and the accompanying Prospectus entitled "United States Federal Income Tax Considerations" is based on the opinion of Brobeck, Phleger & Harrison LLP. Roger Cohen, a partner at Brobeck, Phleger & Harrison LLP, is Assistant Secretary of the Company and owns 3,560 shares of Common Stock and has been granted options to purchase 4,500 shares of Common Stock. Certain legal matters related to the Offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, San Francisco, California. In rendering their opinions, Brobeck, Phleger & Harrison LLP and O'Melveny & Myers LLP will rely upon the opinion of Ballard Spahr Andrews & Ingersoll as to certain matters of Maryland law.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Introduction to Unaudited Pro Forma Combined Financial
  Information...............................................   F-2

SUNSTONE HOTEL INVESTORS, INC. ("SUNSTONE") -- Pro Forma
  Combined Financial Information
  Unaudited Pro Forma Combined Balance Sheet as of March 31,
     1998...................................................   F-3
  Notes to Unaudited Pro Forma Combined Balance Sheet.......   F-4
  Unaudited Pro Forma Combined Statement of Income for the
     Three Months Ended March 31, 1998......................   F-5
  Unaudited Pro Forma Combined Statement of Income for the
     Year Ended December 31, 1997...........................   F-6
  Notes to Unaudited Pro Forma Combined Statements of
     Income.................................................   F-7

SUNSTONE HOTEL PROPERTIES, INC. (THE "LESSEE") -- Pro Forma
  Combined Statement of Operations
  Unaudited Pro Forma Combined Statement of Operations for
     the Three Months Ended March 31, 1998..................  F-10
  Unaudited Pro Forma Combined Statement of Operations for
     the Year Ended December 31, 1997.......................  F-11
  Notes to Unaudited Pro Forma Combined Statements of
     Operations.............................................  F-12

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

                  SUNSTONE HOTEL INVESTORS, INC. ("SUNSTONE")
                   SUNSTONE HOTEL PROPERTIES, INC. ("LESSEE")

       INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The unaudited pro forma combined balance sheet of Sunstone as of March 31, 1998 is presented as if the hotel and laundry facility acquisitions (through July 29, 1998) and the pending acquisition of one hotel and pending dispositions of six hotels (collectively the "Current Hotels") and related financings and equity offerings and the Offering and the concurrent Senior Notes Offering all had occurred by March 31, 1998.

     Sunstone's and the Lessee's unaudited pro forma combined statements of income and operations for the three months ended March 31, 1998 and for the year ended December 31, 1997 are presented as if the completed and pending acquisitions and dispositions of the Current Hotels and related financings and equity offerings and the Offering and the concurrent Senior Notes Offering had all occurred as of January 1, 1997. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

     The unaudited pro forma combined financial information is not necessarily indicative of what Sunstone's or the Lessee's financial position or results of operations would have been assuming consummation of the acquisitions and dispositions of the Current Hotels and related financings, equity offerings and the Offering and the concurrent Senior Notes Offering by March 31, 1998 or on January 1, 1997, nor do they purport to project Sunstone's or the Lessee's financial position or results of operations at any future date or for any future period.

                         SUNSTONE HOTEL INVESTORS, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1998

                                     ASSETS

                                                                            OFFERING AND
                                                                            SENIOR NOTES
                                                                              OFFERING            PRO FORMA
                             SUNSTONE HOTEL     PRO FORMA      CURRENT        PRO FORMA        SUNSTONE HOTEL
                             INVESTORS, INC.   ADJUSTMENTS      HOTELS       ADJUSTMENTS       INVESTORS, INC.
                             ---------------   -----------   ------------   -------------      ---------------
                              (HISTORICAL)                   (PRO FORMA)
                                   (A)             (B)
Investment in hotel
  properties, net..........   $763,138,000     $33,840,000   $796,978,000   $          --       $796,978,000
Notes receivable...........      6,073,000              --      6,073,000              --          6,073,000
Cash and cash
  equivalents..............      2,023,000              --      2,023,000              --          2,023,000
Restricted cash............      2,766,000              --      2,766,000              --          2,766,000
Rent
  receivable -- Lessee.....     12,174,000              --     12,174,000              --         12,174,000
Other assets, net..........     18,393,000              --     18,393,000       4,313,000(C)      22,706,000
                              ------------     -----------   ------------   -------------       ------------
                              $804,567,000     $33,840,000   $838,407,000   $   4,313,000       $842,720,000
                              ============     ===========   ============   =============       ============

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

Revolving line of credit...   $192,800,000     $25,775,000   $218,575,000   $(193,512,000)(C)   $ 25,063,000
Senior notes...............             --              --             --     150,000,000(C)     150,000,000
Notes payable..............    100,288,000       6,186,000    106,474,000              --        106,474,000
Accounts payable and other
  accrued expenses.........     12,720,000              --     12,720,000              --         12,720,000
Dividends payable to
  preferred shareholders...        487,000              --        487,000              --            487,000
                              ------------     -----------   ------------   -------------       ------------
                               306,295,000      31,961,000    338,256,000    (43,512,000)        294,744,000
Minority interest..........     25,605,000       3,054,000     28,659,000       2,740,000(D)      31,399,000
Stockholders' equity:
Preferred stock............          3,000              --          3,000          20,000(E)          23,000
Common stock...............        375,000              --        375,000              --            375,000
Additional paid-in
  capital..................    478,791,000      (1,175,000)   477,616,000      45,065,000(E)     522,681,000
Distributions in excess of
  earnings.................     (6,502,000)             --     (6,502,000)             --         (6,502,000)
                              ------------     -----------   ------------   -------------       ------------
                               472,667,000      (1,175,000)   471,492,000      45,085,000        516,577,000
                              ------------     -----------   ------------   -------------       ------------
                              $804,567,000     $33,840,000   $838,407,000   $   4,313,000       $842,720,000
                              ============     ===========   ============   =============       ============

The accompanying notes are an integral part of the pro forma combined statement of operations.

                         SUNSTONE HOTEL INVESTORS, INC.

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1998

(A) Reflects Sunstone's historical consolidated balance sheet as of March 31, 1998.

(B) Represents pro forma adjustments to reflect the assets, liabilities and equity related to the Current Hotels acquired or expected to be acquired or disposed of subsequent to March 31, 1998.

                                                                                TOTAL
                                             FINANCED WITH                   ACQUISITION    ADDITIONAL
                                 ASSUMED     (REPAYMENT OF)    MINORITY     (DISPOSITION)     PAID IN
              HOTEL                DEBT      LINE OF CREDIT    INTEREST         COST          CAPITAL
              -----             ----------   --------------   ----------    -------------   -----------
    Acquisitions:
      Hilton Inn, Oxnard,
         CA...................  $       --    $  9,311,000    $       --    $  9,311,000    $        --
      Hampton Inn, Santa
         Clarita, CA..........   6,186,000         226,000     1,879,000(4)    8,291,000             --
      Marriott, Napa, CA......          --      21,406,000            --      21,406,000             --
      Days Inn, Santa Clara,
         CA...................          --      20,012,000            --      20,012,000             --
      Independent, Santa
         Monica, CA(1)........          --      22,000,000            --      22,000,000             --
    Pending Dispositions(2)...          --     (47,180,000)           --     (47,180,000)            --
    Reallocation of minority
      interest(3).............          --              --     1,175,000              --     (1,175,000)
                                ----------    ------------    ----------    ------------    -----------
                                $6,186,000    $ 25,775,000    $3,054,000    $ 33,840,000    $(1,175,000)
                                ==========    ============    ==========    ============    ===========

---------------
     (1) Pending acquisition.

     (2) Represents the pending sales of the Quality Inn Pocatello Park, ID, the Best Western Colonial Park, Helena, MT, the Best Western Canyon Springs, Twin Falls, ID, the Boise Park Suites, Boise, ID, the Green Oaks Park Hotel, Fort Worth, TX, and the Lakeview Resort and Conference Center, Morgantown, WV, and the application of the estimated net proceeds of $47,180,000 to repayment of the revolving line of credit.

     (3) Represents the reallocation of minority interest in order to reflect the pro forma minority percentage as of March 31, 1998 (5.73%) prior to the effect of the Offering and concurrent Senior Notes Offering.

     (4) Represents 118,409 units in Sunstone LP at $15.87 per unit.

(C) Reflects application of (i) the gross proceeds from the Offering to payment of offering costs and repayment of the revolving line of credit and (ii) the gross proceeds from the concurrent Senior Notes Offering to payment of debt issuance costs and repayment of the revolving line of credit.

(D) Represents the reallocation of minority interest in order to reflect the pro forma minority percentage as of March 31, 1998 (5.73%).

(E) Represents the proceeds from the Offering net of offering costs and the reallocation of minority interest in order to reflect the pro forma minority percentage as of March 31, 1998 (5.73%).

                         SUNSTONE HOTEL INVESTORS, INC.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                                                    OFFERING AND
                                                                                       SENIOR
                                                                                       NOTES
                                                                                      OFFERING           PRO FORMA
                                   SUNSTONE HOTEL     PRO FORMA         CURRENT      PRO FORMA        SUNSTONE HOTEL
                                   INVESTORS, INC.   ADJUSTMENTS        HOTELS      ADJUSTMENTS       INVESTORS, INC.
                                   ---------------   -----------      -----------   ------------      ---------------
                                    (HISTORICAL)                      (PRO FORMA)
                                         (A)             (B)                            (I)
REVENUES
Lease revenue -- Lessee..........    $23,687,000      $825,000(C)     $24,512,000   $        --        $   24,512,000
Interest income..................         57,000            --             57,000            --                57,000
                                     -----------      --------        -----------   -----------        --------------
                                      23,744,000       825,000         24,569,000            --            24,569,000
                                     -----------      --------        -----------   -----------        --------------
EXPENSES
Real estate related depreciation
  and amortization...............      7,919,000       320,000(D)       8,239,000            --             8,239,000
Interest expense and amortization
  of financing costs.............      4,595,000       355,000(E)       4,950,000      (495,000)(J)         4,455,000
Real estate and personal property
  taxes, ground rent and
  insurance......................      2,779,000        83,000(F)       2,862,000            --             2,862,000
General and administrative.......      1,503,000            --(G)       1,503,000            --             1,503,000
                                     -----------      --------        -----------   -----------        --------------
          Total expenses.........     16,796,000       758,000         17,554,000      (495,000)           17,059,000
                                     -----------      --------        -----------   -----------        --------------
Income before minority
  interest.......................      6,948,000        67,000          7,015,000       495,000             7,510,000
Minority interest................       (351,000)       (4,000)(H)       (355,000)       38,000(H)           (317,000)
                                     -----------      --------        -----------   -----------        --------------
Net income.......................      6,597,000        63,000          6,660,000       533,000             7,193,000
Preferred dividends..............       (487,000)           --           (487,000)   (1,203,000)(K)        (1,690,000)
                                     -----------      --------        -----------   -----------        --------------
Income (loss) available to common
  shareholders...................    $ 6,110,000      $ 63,000        $ 6,173,000   $  (670,000)       $    5,503,000
                                     ===========      ========        ===========   ===========        ==============
Earnings per Common Share
  Outstanding
  Basic..........................                                                                      $         0.15
                                                                                                       ==============
  Diluted........................                                                                      $         0.15
                                                                                                       ==============
Weighted average number of common
  shares outstanding(L)
  Basic..........................                                                                          37,502,364
                                                                                                       ==============
  Diluted........................                                                                          37,672,732
                                                                                                       ==============

The accompanying notes are an integral part of the pro forma combined statement of operations

                         SUNSTONE HOTEL INVESTORS, INC.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                   OFFERING AND
                                                                                   SENIOR NOTES
                                                                                     OFFERING           PRO FORMA
                                  SUNSTONE HOTEL     PRO FORMA         CURRENT      PRO FORMA        SUNSTONE HOTEL
                                  INVESTORS, INC.   ADJUSTMENTS        HOTELS      ADJUSTMENTS       INVESTORS, INC.
                                  ---------------   -----------      -----------   ------------      ---------------
                                   (HISTORICAL)
                                        (A)             (B)          (PRO FORMA)       (I)
REVENUES
Lease revenue -- Lessee.........    $44,680,000     $49,237,000(C)   $93,917,000   $        --         $93,917,000
Interest income.................        471,000              --          471,000            --             471,000
                                    -----------     -----------      -----------   -----------         -----------
                                     45,151,000      49,237,000       94,388,000            --          94,388,000
                                    -----------     -----------      -----------   -----------         -----------
EXPENSES
Real estate related depreciation
  and amortization..............     14,749,000      16,649,000(D)    31,398,000            --          31,398,000
Interest expense and
  amortization of financing
  costs.........................      6,365,000      14,890,000(E)    21,255,000    (2,197,000)(J)      19,058,000
Real estate and personal
  property taxes, ground rent
  and insurance.................      4,670,000       6,190,000(F)    10,860,000            --          10,860,000
General and administrative......      1,890,000         250,000(G)     2,140,000            --           2,140,000
                                    -----------     -----------      -----------   -----------         -----------
          Total expenses........     27,674,000      37,979,000       65,653,000    (2,197,000)         63,456,000
                                    -----------     -----------      -----------   -----------         -----------
Income before minority
  interest......................     17,477,000      11,258,000       28,735,000     2,197,000          30,932,000
Minority interest...............     (1,886,000)        (73,000)(H)   (1,959,000)      192,000(H)       (1,767,000)
                                    -----------     -----------      -----------   -----------         -----------
Net income......................     15,591,000      11,185,000       26,776,000     2,389,000          29,165,000
Preferred dividends.............       (422,000)     (1,553,000)(M)   (1,975,000)   (4,813,000)(K)      (6,788,000)
                                    -----------     -----------      -----------   -----------         -----------
Income (loss) available to
  common shareholders...........    $15,169,000     $ 9,632,000      $24,801,000   $(2,424,000)        $22,377,000
                                    ===========     ===========      ===========   ===========         ===========
Earnings per Common Share
  Outstanding
  Basic.........................                                                                       $      0.61
                                                                                                       ===========
  Diluted.......................                                                                       $      0.61
                                                                                                       ===========
Weighted average number of common
  shares outstanding(L)
  Basic.........................                                                                        36,595,952
                                                                                                       ===========
  Diluted.......................                                                                        36,754,112
                                                                                                       ===========

The accompanying notes are an integral part of the pro forma combined statement of operations.

                         SUNSTONE HOTEL INVESTORS, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
 FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND FOR THE YEAR ENDED DECEMBER 31,
                                      1997

(A) Represents Sunstone's historical results of operations for the three months ended March 31, 1998 and the year ended December 31, 1997, as applicable.

(B) Represents historical results of operations and pro forma adjustments to Sunstone's historical results of operations assuming the acquisitions, pending acquisition and pending dispositions of the Current Hotels listed below and the related financings and equity offerings had occurred on January 1, 1997.

                                                                   DATE ACQUIRED OR
                               ASSET                                 OF INVESTMENT
                               -----                               ----------------
    Holiday Inn Harbor View, San Diego, CA......................     January 17, 1997
    Courtyard Marriott, Cypress, CA.............................     January 17, 1997
    Hawthorn Suites, Kent WA....................................       March 11, 1997
    Holiday Inn, La Mirada, CA..................................       March 31, 1997
    Fountain Suites, Sacramento, CA.............................         May 17, 1997
    Holiday Inn & Suites, San Diego, CA.........................        June 11, 1997
    Best Western Landmark Inn, Lynnwood, WA.....................        July 17, 1997
    Holiday Inn Mission Valley Stadium, San Diego, CA...........       August 7, 1997
    Hawthorne Suites Ltd., Anaheim, CA..........................       August 7, 1997
    Regency Plaza Hotel, Los Angeles, CA........................      August 28, 1997
    Olympia Park, Park City, UT.................................     October 15, 1997
    Rochester Marriott, Rochester, MN...........................     October 15, 1997
    Marriott Ogden Park, Ogden, UT..............................     October 15, 1997
    Provo Marriott, Provo, UT...................................     October 15, 1997
    Residence Inn by Marriott, Provo, UT........................     October 15, 1997
    Holiday Inn, Rochester, MN..................................     October 15, 1997
    Hilton, Salt Lake City, UT..................................     October 15, 1997
    The Kahler Hotel, Rochester, MN.............................     October 15, 1997
    Sheraton, Chandler, AZ......................................     October 15, 1997
    Economy Inn & Executive Suites, Rochester, MN...............     October 15, 1997
    Salt Lake Marriott, Salt Lake City, UT......................     October 15, 1997
    Textile Care Services, Rochester, MN........................     October 15, 1997
    Textile Care Services, Salt Lake City, UT...................     October 15, 1997
    Residence Inn by Marriott, Sacramento, CA...................    December 30, 1997
    Residence Inn by Marriott, San Diego, CA....................    December 30, 1997
    Ramada Ltd., San Diego, CA..................................     January 26, 1998
    Residence Inn, Santa Clarita, CA............................     January 27, 1998
    Fairfield Inn, Santa Clarita, CA............................     January 27, 1998
    Carson Hilton, Carson, CA...................................    February 19, 1998
    Hilton Inn, Oxnard, CA......................................        April 9, 1998
    Hampton Inn, Santa Clarita, CA..............................       April 30, 1998
    Marriott, Napa, CA..........................................          May 5, 1998
    Days Inn, Santa Clara, CA...................................         May 13, 1998
    Independent, Santa Monica, CA...............................  Pending Acquisition
    Quality Inn Pocatello Park, Pocatello, ID (acquired October
      15, 1997).................................................  Pending Disposition
    Best Western Colonial Park, Helena, MT (acquired October 15,
      1997).....................................................  Pending Disposition
    Boise Park Suites, Boise, ID (acquired October 15, 1997)....  Pending Disposition
    Best Western Canyon Springs, Twin Falls, ID (acquired
      October 15, 1997).........................................  Pending Disposition
    Green Oaks Park Hotel, Fort Worth, TX (acquired October 15,
      1997).....................................................  Pending Disposition
    Lakeview Resort & Conference Center, Morgantown, WV
      (acquired October 15, 1997)...............................  Pending Disposition

                         SUNSTONE HOTEL INVESTORS, INC.

 FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND FOR THE YEAR ENDED DECEMBER 31,
                                      1997

(C) Represents lease payments from the Lessee to Sunstone calculated on a pro forma basis by applying the contractual or anticipated provisions of the Percentage Leases to the historical revenue of the Current Hotels acquired during 1997 and 1998, plus the pending acquisition, assuming January 1, 1997 was the start of the lease term, less, for pending dispositions, the actual lease payments from the Lessee to Sunstone recorded during the period. The Percentage Leases provide for the payment of base rent plus additional rent. The base rent is computed based upon 9.2% to 50.2% of a specified room revenue breakpoint which ranges from $1,015,000 to $11,720,000. Additional rent is computed based upon 60% to 68% of the Lessee's room revenues in excess of the specified room revenue breakpoint, plus 5% of the Lessee's food and beverage revenues and 100% of any sublease and concession rentals and other net revenues.

(D) Represents depreciation and amortization on the hotels and other assets acquired calculated on a pro forma basis less historical depreciation and amortization on the pending dispositions, assuming the acquisitions, pending acquisition and pending dispositions of the Current Hotels occurred on January 1, 1997. Depreciation is computed using the straight-line method and is based upon the estimated useful lives of three to 40 years for buildings and improvements and two to ten years for furniture and equipment. Franchise fees are amortized over estimated useful lives of ten to 20 years.

(E) Represents pro forma interest expense and amortization of financing costs which would have been incurred on the net borrowings under the line of credit and assumed debt related to the purchase and pending purchase of hotel properties and other assets, net of equity offering proceeds, between the beginning of the period and the acquisition or offering dates, less historical interest expense under the line of credit recorded during the period related to the pending dispositions. The pro forma interest rates used are based upon the applicable fixed or variable interest rates stated in the applicable debt agreements. The variable interest rate used in each period was the historical weighted average interest rate on the line of credit for such periods.

(F) Represents real estate and personal property taxes, ground leases and insurance expense that would have been incurred by Sunstone assuming the Current Hotels acquired in 1997 and 1998 plus the pending acquisition were acquired on January 1, 1997, based on historical amounts of property taxes and ground lease expense and historical or estimated insurance premiums based upon Sunstone's existing insurance policies, less the actual historical amounts recorded during the period for the pending dispositions.

(G) Represents the estimated incremental corporate expenses that would have been incurred assuming the Current Hotels were acquired on January 1, 1997.

(H) Calculated as a percentage of income before minority interest less preferred dividends. The pro forma adjustment is required to reflect the average percentage of Sunstone LP owned by parties other than Sunstone during the three months ended March 31, 1998 (5.44%) and during 1997 (7.32%).

(I) Represents adjustments to Sunstone's results of operations assuming the Offering and concurrent Senior Notes Offering had occurred on January 1, 1997.

(J) Reflects (a) the elimination of historical and pro forma interest expense related to the line of credit that would have been retired with proceeds of the Offering and concurrent Senior Notes Offering, (b) interest related to the Senior Notes and (c) amortization of debt issuance costs related to the Senior Notes Offering.

(K) Reflects the pro forma dividends on the Offering assuming the Offering had occurred on January 1, 1997.

                         SUNSTONE HOTEL INVESTORS, INC.

 FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND FOR THE YEAR ENDED DECEMBER 31,
                                      1997

(L) The weighted average number of common shares outstanding does not assume the conversion of Sunstone LP units into common shares.

(M) Reflects the pro forma dividends on the 7.9% Class A Cumulative Convertible Preferred Stock assuming such stock was issued on January 1, 1997.

                          SUNSTONE HOTEL PROPERTIES, INC.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                     SUNSTONE HOTEL     PRO FORMA        SUNSTONE HOTEL
                                                    PROPERTIES, INC.   ADJUSTMENTS      PROPERTIES, INC.
                                                    ----------------   -----------      ----------------
                                                      (HISTORICAL)                        (PRO FORMA)
                                                          (A)              (B)
REVENUES
Room..............................................     $47,910,000     $ 1,230,000         $49,140,000
Food and beverage.................................       9,993,000      (1,068,000)          8,925,000
Other.............................................       7,192,000         (72,000)          7,120,000
                                                       -----------     -----------         -----------
                                                        65,095,000          90,000          65,185,000
                                                       -----------     -----------         -----------
EXPENSES
Room..............................................      11,378,000         293,000          11,671,000
Food and beverage.................................       8,540,000        (797,000)          7,743,000
Other.............................................       4,394,000        (194,000)          4,200,000
Franchise costs...................................       1,418,000         107,000           1,525,000
Advertising and promotion.........................       4,738,000        (124,000)          4,614,000
Utilities.........................................       2,429,000        (114,000)          2,315,000
Repairs and maintenance...........................       2,575,000         (31,000)          2,544,000
Management fees to Sunstone Hotel Management,
  Inc.............................................         937,000         120,000(C)        1,057,000
Rent expense to Sunstone..........................      23,687,000         825,000(D)       24,512,000
General and administrative........................       6,991,000          42,000           7,033,000
                                                       -----------     -----------         -----------
                                                        67,087,000         127,000          67,214,000
                                                       -----------     -----------         -----------
NET LOSS..........................................     $(1,992,000)    $   (37,000)        $(2,029,000)
                                                       ===========     ===========         ===========

                        SUNSTONE HOTEL PROPERTIES, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                    SUNSTONE HOTEL      PRO FORMA         SUNSTONE HOTEL
                                                   PROPERTIES, INC.    ADJUSTMENTS       PROPERTIES, INC.
                                                   -----------------   ------------      ----------------
                                                     (HISTORICAL)                          (PRO FORMA)
                                                          (A)              (B)
REVENUES
Room.............................................    $ 95,106,000      $ 95,871,000        $190,977,000
Food and beverage................................      14,159,000        26,602,000          40,761,000
Other............................................       8,888,000        16,957,000          25,845,000
                                                     ------------      ------------        ------------
                                                      118,153,000       139,430,000         257,583,000
                                                     ------------      ------------        ------------
EXPENSES
Room.............................................      22,073,000        23,349,000          45,422,000
Food and beverage................................      11,978,000        21,591,000          33,569,000
Other............................................       5,154,000        10,168,000          15,322,000
Franchise costs..................................       3,428,000           939,000           4,367,000
Advertising and promotion........................       9,574,000         8,846,000          18,420,000
Utilities........................................       5,013,000         5,850,000          10,863,000
Repairs and maintenance..........................       4,719,000         5,822,000          10,541,000
Management fees to Sunstone Hotel Management,
  Inc............................................       1,776,000         2,239,000(C)        4,015,000
Rent expense to Sunstone.........................      44,680,000        49,237,000(D)       93,917,000
General and administrative.......................      11,889,000        12,214,000          24,103,000
                                                     ------------      ------------        ------------
                                                      120,284,000       140,255,000         260,539,000
                                                     ------------      ------------        ------------
NET LOSS.........................................    $ (2,131,000)     $  (825,000)        $ (2,956,000)
                                                     ============      ============        ============

                        SUNSTONE HOTEL PROPERTIES, INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
 FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND FOR THE YEAR ENDED DECEMBER 31,
                                      1997

(A) Represents the historical results of operations of the Lessee for the three months ended March 31, 1998 and for the year ended December 31, 1997, as applicable.

(B) Represents historical results of operations and pro forma adjustments to Lessee's historical results of operations assuming the acquisitions, pending acquisition and pending dispositions of the Current Hotels listed below had occurred on January 1, 1997.

                                                                             DATE ACQUIRED OR
                                                              ASSET            OF INVESTMENT
                                                              -----          ----------------
                                                          Holiday Inn
                                                            Harbor View,
                                                            San Diego,
                                                            CA..........       January 17, 1997
                                                          Courtyard
                                                            Marriott,
                                                            Cypress,
                                                            CA..........       January 17, 1997
                                                          Hawthorn
                                                            Suites, Kent
                                                            WA..........         March 11, 1997
                                                          Holiday Inn,
                                                            La Mirada,
                                                            CA..........         March 31, 1997
                                                          Fountain
                                                            Suites,
                                                            Sacramento,
                                                            CA..........           May 17, 1997
                                                          Holiday Inn &
                                                            Suites, San
                                                            Diego, CA...          June 11, 1997
                                                          Best Western
                                                            Landmark
                                                            Inn,
                                                            Lynnwood,
                                                            WA..........          July 17, 1997
                                                          Holiday Inn
                                                            Mission
                                                            Valley
                                                            Stadium, San
                                                            Diego, CA...         August 7, 1997
                                                          Hawthorne
                                                            Suites Ltd.,
                                                            Anaheim,
                                                            CA..........         August 7, 1997
                                                          Regency Plaza
                                                            Hotel, Los
                                                            Angeles,
                                                            CA..........        August 28, 1997
                                                          Olympia Park,
                                                            Park City,
                                                            UT..........       October 15, 1997
                                                          Rochester
                                                            Marriott,
                                                            Rochester,
                                                            MN..........       October 15, 1997
                                                          Marriott Ogden
                                                            Park, Ogden,
                                                            UT..........       October 15, 1997
                                                          Provo
                                                            Marriott,
                                                            Provo, UT...       October 15, 1997
                                                          Residence Inn
                                                            by Marriott,
                                                            Provo, UT...       October 15, 1997
                                                          Holiday Inn,
                                                            Rochester,
                                                            MN..........       October 15, 1997
                                                          Hilton, Salt
                                                            Lake City,
                                                            UT..........       October 15, 1997
                                                          The Kahler
                                                            Hotel,
                                                            Rochester,
                                                            MN..........       October 15, 1997
                                                          Sheraton,
                                                            Chandler,
                                                            AZ..........       October 15, 1997
                                                          Economy Inn &
                                                            Executive
                                                            Suites,
                                                            Rochester,
                                                            MN..........       October 15, 1997
                                                          Salt Lake
                                                            Marriott,
                                                            Salt Lake
                                                            City, UT....       October 15, 1997
                                                          Textile Care
                                                            Services,
                                                            Rochester,
                                                            MN..........       October 15, 1997
                                                          Textile Care
                                                            Services,
                                                            Salt Lake
                                                            City, UT....       October 15, 1997
                                                          Residence Inn
                                                            by Marriott,
                                                            Sacramento,
                                                            CA..........      December 30, 1997
                                                          Residence Inn
                                                            by Marriott,
                                                            San Diego,
                                                            CA..........      December 30, 1997
                                                          Ramada Ltd.,
                                                            San Diego,
                                                            CA..........       January 26, 1998
                                                          Residence Inn,
                                                            Santa
                                                            Clarita,
                                                            CA..........       January 27, 1998
                                                          Fairfield Inn,
                                                            Santa
                                                            Clarita,
                                                            CA..........       January 27, 1998
                                                          Carson Hilton,
                                                            Carson,
                                                            CA..........      February 19, 1998
                                                          Hilton Inn,
                                                            Oxnard,
                                                            CA..........          April 9, 1998
                                                          Hampton Inn,
                                                            Santa
                                                            Clarita,
                                                            CA..........         April 30, 1998
                                                          Marriott,
                                                            Napa, CA....            May 5, 1998
                                                          Days Inn,
                                                            Santa Clara,
                                                            CA..........           May 13, 1998
                                                          Independent,
                                                            Santa
                                                            Monica,
                                                            CA..........    Pending Acquisition
                                                          Quality Inn
                                                            Pocatello
                                                            Park,
                                                            Pocatello,
                                                            ID (acquired
                                                            October 15,
                                                            1997).......    Pending Disposition
                                                          Best Western
                                                            Colonial
                                                            Park,
                                                            Helena, MT
                                                            (acquired
                                                            October 15,
                                                            1997).......    Pending Disposition
                                                          Boise Park
                                                            Suites,
                                                            Boise, ID
                                                            (acquired
                                                            October 15,
                                                            1997).......    Pending Disposition
                                                          Best Western
                                                            Canyon
                                                            Springs,
                                                            Twin Falls,
                                                            ID (acquired
                                                            October 15,
                                                            1997).......    Pending Disposition
                                                          Green Oaks
                                                            Park Hotel,
                                                            Fort Worth,
                                                            TX (acquired
                                                            October 15,
                                                            1997).......    Pending Disposition
                                                          Lakeview
                                                            Resort &
                                                            Conference
                                                            Center,
                                                            Morgantown,
                                                            WV
                                                            (acquired
                                                            October 15,
                                                            1997).......    Pending Disposition

(C) Represents the elimination of historical management fees, and the addition of management fees to be incurred under the new management agreements for the Current Hotels. The management fees were calculated based on the contractual or expected terms of the management agreements.

                        SUNSTONE HOTEL PROPERTIES, INC.

(D) Represents rent expense calculated on a pro forma basis by applying the contractual or expected rent provisions of the Percentage Leases to the historical revenues of the Current Hotels acquired during 1997 and 1998, plus hotels expected to be acquired assuming January 1, 1997 was the start of the lease term, less, for pending dispositions, the actual rent expense recorded during the period.

PROSPECTUS

                                  $325,000,000

                                      LOGO
                                  COMMON STOCK
                                PREFERRED STOCK
                                    WARRANTS

     Sunstone Hotel Investors, Inc. ("Sunstone" or the "Company") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.01 per share (the "Common Stock"), (ii) shares of its preferred stock, par value $0.01 per share (the "Preferred Stock"), and/or (iii) warrants to purchase Preferred Stock or Common Stock (the "Warrants") in amounts, at prices and on terms to be determined at the time of offering, with an aggregate public offering price of up to $325,000,000. The Common Stock, Preferred Stock, and Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series or classes, in amounts, at prices and on terms to be set forth in one or more supplements to the Prospectus (each a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect to which this Prospectus is being delivered will be set forth in a future Prospectus Supplement and will include (i) in the case of Common Stock, the specific title and stated value, any voting, dividend and other rights, and public offering price, (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, share and price adjustment mechanisms, and public offering price and (iii) in the case of Warrants, the term, exercise price, share and price adjustment mechanisms, voting and other rights, detachability, and public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes.

     Each Prospectus Supplement will also contain information, where applicable, about United States federal income tax considerations relating specifically to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series or class of Offered Securities.

      SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE OFFERED SECURITIES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT. THE DELIVERY IN ANY JURISDICTION OF THIS
 PROSPECTUS, TOGETHER WITH A PROSPECTUS SUPPLEMENT RELATING TO SPECIFIC OFFERED
  SECURITIES, SHALL NOT CONSTITUTE AN OFFER IN SUCH JURISDICTION OF ANY OTHER
    OFFERED SECURITIES COVERED BY THIS PROSPECTUS BUT NOT DESCRIBED IN SUCH
                             PROSPECTUS SUPPLEMENT.

                 The date of this Prospectus is July 29, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company files information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, such as the Company, and the address is http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"), and reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Offered Securities. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits. For further information concerning the Company and the Offered Securities, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained as described above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been filed with the Commission, are hereby incorporated by reference:

     1. Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1997;

     2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

     3. Current Reports on Form 8-K filed with the Commission on January 29, 1998, February 9, 1998 and July 29, 1998; and

     4. The description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, filed with the Commission on June 26, 1995; and on Form 8-A/A, filed with the Commission on July 19, 1996.

     In addition, all reports and other documents subsequently filed by the Company with the Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents (such documents, and the documents enumerated above, being herein referred to as "Incorporated Documents;" provided however, that the documents enumerated above or subsequently filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act prior to the filing of the Company's next Annual Report on Form 10-K with the Commission shall not be Incorporated Documents or be incorporated by reference in this Prospectus or be a part hereof from and after any such filing of an Annual Report on Form 10-K). Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents should be directed to Sunstone Hotel Investors, Inc., 115 Calle de Industrias, Suite 201, San Clemente, California 92672, Attention: Secretary (telephone: (949) 361-3900).

                                  THE COMPANY

     The Company is a leading self-administered equity real estate investment trust ("REIT") that owns a 94.6% partnership interest in Sunstone LP, whose portfolio consists of eight luxury, 21 upscale and 27 mid-price hotels located primarily in the Pacific and Mountain regions of the western United States. The Company's hotels operate primarily under national franchises that are widely recognized in the lodging industry, including brands affiliated with Hilton Hotels Corporation(R), Holiday Hospitality Corporation(R), Marriott International, Inc.(R) and Promus Hotel Corporation(R). The Company's portfolio consists of 56 hotels, 55 of which were acquired and one of which was developed, located in California (25 hotels), Utah (8), Colorado (6), Arizona (5), Washington (5), Minnesota (4), Oregon (2) and New Mexico (1), with a total of 10,051 rooms.

     In order for the Company to qualify as a REIT for United States federal income tax purposes, neither the Company nor the Partnership can operate hotels. Therefore, the Partnership leases the hotels to Sunstone Hotel Properties, Inc., a Colorado corporation (the "Lessee") pursuant to percentage leases with an initial term of ten years (the "Percentage Leases"), which provide for rent payments based principally on a percentage of room revenues at the hotels. The Lessee pays the franchise fees, management fees and certain other operating expenses of the hotels. The Lessee is owned by Robert A. Alter, Chairman and President of the Company, and Charles L. Biederman, director and Executive Vice President of the Company. The hotels are managed by Sunstone Hotel Management, Inc., a Colorado corporation (the "Management Company") pursuant to a management agreement between the Lessee and the Management Company for a fee equal to 1% to 2% of gross revenues of the hotels (plus reimbursement of accounting costs). The Management Company is wholly-owned by Mr. Alter.

     On October 15, 1997, the Company acquired all of the outstanding capital stock of Kahler Realty Corporation, a Minnesota corporation ("Kahler") from Westbrook Real Estate Fund I, L.P. and Westbrook Real Estate Co-Investment Partnership I, L.P. (collectively, the "Westbrook Funds") for an aggregate purchase price of approximately $372.3 million (the "Kahler Acquisition"). The purchase price may be increased by as much as $16.5 million pursuant to a formula based on the 1999 earnings of the Kahler assets. Any additional purchase price may be paid at the Company's option in cash or shares of Common Stock. Kahler owned and operated 17 hotels (the "Kahler Hotels") with 4,255 rooms, principally in two markets, the intermountain region of Utah, Idaho, Montana and Arizona (11 hotels) and Rochester, Minnesota (four hotels). The largest number of rooms are concentrated in Rochester, Minnesota with four hotels and 1,329 rooms and in the Salt Lake City area of Utah, with six hotels and 1,509 rooms. Nine of the hotels are operated independently, while the balance is operated under Sheraton, Hilton, Holiday Inn, Best Western and Quality Inn franchises. The acquisition of Kahler almost doubled the number of hotel rooms owned or operated by the Company.

     The Company's principal executive office is located at 115 Calle de Industrias, Suite 201, San Clemente, California 92672; telephone number (949) 361-3900. The Company's website is located at http://www.sunstonehotels.com.

     The Company's Common Stock is listed on the NYSE under the symbol "SSI."

                                USE OF PROCEEDS

     The Company intends to invest the net proceeds from any sale of the Offered Securities in the Partnership in exchange for an additional ownership interest in the Partnership. Unless otherwise indicated in a future Prospectus Supplement, the Partnership intends to use the net proceeds from any sale of Offered Securities for general corporate purposes, including, without limitation, the acquisition and development of additional hotels, the maintenance and renovation of currently owned hotels, and the repayment of debt. Pending application of the net proceeds, such net proceeds may either be used to temporarily repay outstanding indebtedness or may be invested in interest-bearing accounts and short-term, interest-bearing securities, in a manner consistent with the Company's ability to qualify for taxation as a REIT. Such investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the factors set forth in this section in addition to other information set forth in the accompanying Prospectus Supplement before making an investment decision with respect to the Offered Securities. This Prospectus may contain forward-looking statements which involve risks and uncertainties, and actual results could differ materially from those discussed in any such forward-looking statements. Certain of the factors that could cause actual results to differ materially are discussed below.

IMPEDIMENTS TO GROWTH AND INCREASING CASH AVAILABLE FOR DISTRIBUTION

     The Company's ability to increase cash available for distribution on its Common Stock ("Cash Available for Distribution") will depend significantly on the Company's ability to acquire or develop additional hotels at attractive prices. Risks associated with this growth strategy include:

     Competition For Future Acquisitions. There is competition for investment opportunities in luxury, upscale and mid-price hotels from entities organized for purposes substantially similar to the Company's objectives as well as from other purchasers of hotels. The Company is competing for such hotel investment opportunities with entities which have substantially greater financial resources than the Company or better relationships with franchisors, sellers or lenders. These entities may also generally be able to accept more risk than the Company prudently can manage. There can be no assurance that competition will not generally reduce the number of suitable hotel investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

     Renovation and Redevelopment Risks. The Company faces risks arising from its strategy of acquiring hotels in need of substantial renovation or redevelopment, particularly the risk that the cost or time to complete the renovation or redevelopment will exceed the budgeted amount. Such delays or cost overruns may arise from shortages of materials or skilled labor, a change in the scope of the original project, the need to comply with building code or other legal requirements, the discovery of structural or other latent defects with a hotel once construction has commenced and other risks inherent in the construction process. These risks are increased by the significant number of renovations the Company is currently undertaking as a result of the significant number of hotels recently acquired by the Company. In particular, renovation and redevelopment must comply with the Americans with Disabilities Act of 1990 (the "ADA"), which provides that all public accommodations meet certain federal requirements related to access and use by disabled persons. The Company may be required to make substantial modifications at the hotels to comply with the ADA. Cost overruns incurred during renovation and redevelopment projects increase the Company's total investment in a hotel and may reduce the Company's anticipated return on such investment. Delays in completing such renovation and redevelopment projects decrease the Lessee's operations at the hotel, resulting in lower revenues which either increases the Lessee's operating losses or, if a rental abatement is provided, reduces rent received by the Company. Delays or cost overruns in connection with renovations or redevelopments, and any related rental abatements could have a material adverse effect on Cash Available for Distribution.

     Development Risks. A component of the Company's growth strategy is to develop new hotels in markets where room supply and other competitive factors justify new construction or to purchase such hotels from unaffiliated developers after they have been completed. New project development will increase the Company's indebtedness and is subject to a number of other risks, including risks of construction delays or cost overruns, the risk that required zoning, occupancy and other government permits might not be obtained, and the risk that projects might not be completed. Additional risks of development projects include the risks associated with effectively marketing a hotel in order to ramp-up occupancy at projected room rates after the hotel has been opened. Any failure to complete a development project in a timely manner and within budget or to ramp-up occupancy after completion of the project could have a material adverse effect on the Company's results of operations and Cash Available for Distribution.

TOTAL DEPENDENCE ON THE LESSEE AND PAYMENTS UNDER THE PERCENTAGE LEASES

     Certain tax rules relating to the qualification of a REIT prohibit the Company and the Partnership from operating hotels. Therefore, the Partnership enters into Percentage Leases with the Lessee, and the Lessee operates the hotels and pays rent to the Partnership based, in large part, on the revenues from the hotels. Consequently, the Company relies entirely on the Lessee to effectively operate the Company's hotels in a manner which generates sufficient cash flow to enable the Lessee to timely make the rent payments under the applicable Percentage Leases. Ineffective operation of the hotels may result in the Lessee's being unable to pay rent at the higher tier level necessary for the Company to fund distributions to shareholders because payment of base rent alone is insufficient for such purposes. In the event that all or a portion of such higher tier rent is not received by the Partnership, the Company may not be able to make such distributions to its shareholders. There can be no assurance that the Company will receive such higher tier rent from the Lessee or that the Lessee will even be able to pay base rent in light of its historical performance of incurring operating losses since its inception. The Lessee controls the daily operations of the hotels under the Percentage Leases, which have non-cancelable initial terms of ten years. The Company selected the Lessee without consideration of other lessees because Mr. Alter and Mr. Biederman, who own the Lessee, owned and were involved in the management of a number of the hotels contributed to the Company in connection with its IPO in 1995 (the "IPO"). Except as set forth in the Percentage Leases, neither the Company nor the Partnership has the authority to require the Lessee to operate the hotels in a manner that results in a maximization of rent to the Company. Other than working capital to operate the hotels, the Lessee only has nominal assets, which will likely be insufficient to satisfy any claims the Company may have if the Lessee defaults under the Percentage Leases. Mr. Alter and Mr. Biederman have entered into an agreement (the "Third Party Pledge Agreement"), whereby the obligations of the Lessee under the Percentage Leases are secured with a pledge of Mr. Alter's and Mr. Biederman's Units, up to 481,955 Units. This may limit the Company's ability to recover in full for any claims it may have against the Lessee for defaults under the Percentage Leases. The amendment to the Third Party Pledge Agreement also subordinated the Company's lien on the majority of Mr. Alter's Units to the lien in favor of an institutional lender providing a working capital line to the Lessee guaranteed by Mr. Alter and secured by a pledge of a significant portion of Mr. Alter's Units. The obligations of the Lessee under the Percentage Leases are not secured by any additional security deposits or guarantees by third parties. The Lessee had a net operating loss of $2.0 million for the three months ended March 31, 1998 and an accumulated deficit of $8.0 million as of March 31, 1998. Consequently, both the Company and the Lessee are substantially dependent upon the operations of its hotels. In 1997, the Company and the Lessee amended the Percentage Leases for hotels then currently under renovation and any future hotels to allow for the abatement of base rent related to rooms taken out of service during major renovations. Consequently, both the Company and the Lessee are substantially dependent upon the operations of the hotels. See "-- Hotel Industry Risks."

MULTIPLE-HOTEL ACQUISITION RISKS

     The Company has increasingly emphasized, and intends to continue to emphasize, acquisitions of multiple hotels in a single transaction in order to reduce acquisition expenses per hotel and enable the Company to more rapidly expand its hotel portfolio. Consistent with this emphasis, in October 1997, the Company completed the acquisition of a portfolio of 17 hotels, which almost doubled the Company's room total. Multiple-hotel acquisitions, such as portfolio acquisitions are, however, more complex than single-hotel acquisitions and the risk that a multiple-hotel acquisition will not close may be greater than in a single-hotel acquisition.

     Such portfolio acquisitions, whether by stock or asset purchase, may also result in the Company owning hotels in geographically dispersed markets. For instance, several of the Company's hotels are located in areas geographically removed from most of the Company's hotel portfolio. This geographic diversity will place significant additional demands on the Company's ability to manage such operations. In addition, the Company's costs for a hotel portfolio acquisition that does not close are generally greater than for an individual hotel acquisition which does not close. If the Company fails to close multiple-hotel acquisitions, its ability to increase Cash Available for Distribution will be limited. See "-- Dependence on Acquisitions to Increase Cash Available for Distribution." Another risk associated with multiple-hotel acquisitions is that a seller may require that a group of hotels be purchased as a package, even though one or more of the hotels in the package does not meet the Company's investment criteria. In such cases, the Company may purchase the group of hotels with the intent to re-sell those which do not meet its geographic or operating parameters. There can be no assurance, however, as to how quickly the Company could sell or exchange such hotels or the terms on which they could be sold or exchanged. Such hotels might reduce Cash Available for Distribution if they operate at a loss during the time the Company owns them, or if the Company sells them at a loss. In addition, any gains on the sale of such hotels within four years of the date of acquisition could be subject to a 100% tax. See "United States Federal Income Tax Considerations."

     The Company may finance multiple-hotel acquisitions by issuing shares of Common Stock or Partnership Units which are convertible into Common Stock. Such issuances may have an adverse effect on the market price of the Common Stock. See "-- Adverse Effect of Shares Available for Future Issuance and Sale on Market Price of Common Stock."

FAILURE TO MANAGE RAPID GROWTH

     To successfully implement its acquisition strategy, the Company must integrate the hotels it acquires into its existing operations. Since the closing of the IPO, the Company's portfolio of hotel properties has increased dramatically and the Company also entered into geographic markets where it previously did not have any properties. As a result, the consolidation of functions and integration of departments, systems and procedures of acquired properties with the Company's existing operations presents a significant management challenge, and the failure to integrate such properties into the Company's management and operating structures could have a material adverse effect on the results of operations and financial condition of the Company.

     The Company continues to accelerate its acquisition activity. As a result, the Company's recent acquisitions will place significant demands on the Company's management and other resources. There can be no assurances that these hotels and other business operations can be integrated successfully, that there will be any operating efficiencies between these hotels or that the combined businesses can be operated profitably. The failure to integrate and operate these hotels successfully could have a material adverse effect on the Company's business and future prospects. Also, certain of the Company's hotels are in the same geographic regions and may, therefore, compete with one another. There can be no assurance that any acquisition, and in particular any subsequent multiple-hotel portfolio acquisition, will not adversely affect the operations, revenues or prospects of the Company's hotels located in such geographic areas.

CONFLICTS OF INTEREST BETWEEN THE COMPANY AND CERTAIN OFFICERS AND DIRECTORS

     Because of Mr. Alter's and Mr. Biederman's ownership in and positions with the Company and the Lessee and Mr. Alter's ownership of the Management Company, there are inherent conflicts of interest between the Lessee, the Management Company and the Company in the leasing, acquisition, disposition, operation and management of the Company's hotels. Accordingly, the interests of shareholders may not have been, and in the future may not be, reflected fully in all decisions made or actions taken by the officers and directors of the Company. In the event revenues from the Company's hotels increase significantly over prior periods and operating expenses with respect thereto are less than historical or projected operating expenses, the Lessee could disproportionately benefit. In addition, the Lessee pays a management fee of between 1% and 2% of gross revenues from the Company's hotels and reimburses certain accounting expenses to the Management Company, which is wholly owned by Mr. Alter. As a result, there may be conflicts of interest in connection with the sale of certain hotels. Unrealized gain from the sale to the Company of certain hotels contributed to the Company in connection with its IPO is specially allocated to Mr. Alter and Mr. Biederman and any sale of such hotels by the Partnership may cause adverse tax consequences to them. In addition, the reduction of mortgage indebtedness by the Partnership at any time below certain levels would create adverse tax consequences to Mr. Alter and Mr. Biederman. These conflicts may result in decisions relating to the sale of certain hotels and/or the incurrence or repayment of indebtedness which do not reflect solely the interests of the Company and the shareholders. In addition, the Company will generally be required under the Percentage Leases to pay a lease termination fee to the Lessee if the Company elects to sell a hotel and not replace it with another hotel. The payment of a termination fee to the Lessee, which is owned by Mr. Alter and Mr. Biederman, may also result in decisions regarding the sale of a hotel which do not reflect solely the interests of the Company and its shareholders.

INVESTMENT CONCENTRATION IN SINGLE INDUSTRY

     The Company's current strategy is to acquire interests exclusively in hotel properties. The Company will not seek to invest in assets selected to reduce the risks associated with investments in the hotel industry, and will be subject to risks inherent in concentrating investments in a single industry. Therefore, the adverse effect on the Company's lease revenue and Cash Available For Distribution resulting from a downturn in the hotel industry will be more pronounced than if the Company had diversified its investments outside of the hotel industry. In addition, the Company's hotels are concentrated in the luxury, upscale and mid-price segments of the hotel industry and therefore, any adverse changes in these segments of the hotel industry may disproportionately impact the Company, due to the Company's concentration in those segments.

EMPHASIS ON MARRIOTT

     Fourteen of the Company's 56 hotels are operated under, and three are in the process of being converted to, the Marriott brand. Accordingly, the Company is subject to risks inherent in concentrating the Company's investments in the Marriott brand, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on the Company's lease revenues and its ability to satisfy its debt service requirements.

RELIANCE ON MR. ALTER AND OTHER KEY PERSONNEL

     The Company's future success and its ability to manage future growth depends in large part upon the efforts of its senior management and its ability to attract and retain key executive officers and other highly qualified personnel. In particular, the Company places substantial reliance on the hotel industry knowledge and experience and the continued services of Robert A. Alter, the Company's Chairman, Chief Executive Officer and President. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Accordingly, there can be no assurance that the Company's senior management will be able to successfully execute or implement the Company's growth and operating strategies. In addition, the loss of Mr. Alter's services or the Company's inability to attract and retain highly qualified personnel may adversely affect the operations of the Company and Cash Available for Distribution.

HOTEL INDUSTRY RISKS

     Operating Risks and Competition. Many of the Company's competitors have substantially greater marketing and financial resources than the Company and the Lessee. In addition, the Company's hotels are subject to all operating risks common to the hotel industry. The hotel industry has experienced volatility in the past, as have the Company's hotels. Hotel industry risks include, among other things, competition from other hotels; over-building in the hotel industry which has adversely affected occupancy, average daily rate ("ADR") and revenue per available room ("REVPAR") increases in operating costs due to inflation and other factors, which may not necessarily be offset by increased room rates; dependence on business and commercial travelers and tourism; strikes and other labor disturbances of hotel employees for hotels owned by the Company; increases in energy costs and other expenses of travel; and adverse effects of general and local economic conditions. These factors could decrease room revenues of the hotels and adversely affect the Lessee's ability to make payments of rent under the Percentage Leases to the Company, and therefore reduce Cash Available for Distribution.

     Seasonality of Hotel Business and the Company's Hotels. The hotel industry is seasonal in nature. Generally, revenues for the Company's hotels are greater in the first and third quarters than in the second and fourth quarters. In addition, weather conditions in the midwest and eastern parts of the United States can cause fluctuations in revenues, particularly in the winter months. This seasonality can be expected to cause quarterly fluctuations in the Company's Percentage Lease revenues which may be insufficient to provide all of the Cash Available for Distribution necessary to pay dividends in a given quarter.

     Increased Competition Resulting From Overbuilding. The hotel industry has historically experienced cycles of overbuilding in certain geographic markets and product segments. Such overbuilding increases competition for hotel guests, resulting in lower occupancies and lower ADRs, thereby reducing the profitability of the hotels affected by the increased competition. While the Company's investment strategy is to acquire underperforming hotels or hotels where there are significant barriers to entry, there can be no assurance that the current hotel development activities, particularly in the Company's limited service segment, will not create additional significant competition for the Company's hotels. Such increased competition would reduce the revenue generated by the Lessee, thus reducing percentage rent paid to the Company and Cash Available for Distribution.

IMPACT OF INCREASED OPERATING COSTS AND CAPITAL EXPENDITURES

     Hotels in general, including the Company's hotels, have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. In this regard, the Company may spend significant dollars renovating, rebranding or repositioning a number of its hotels to maximize financial performance; however, the Company is unable to estimate the amounts to be expended at this time. In addition, the franchise agreements under which the Company's hotels are operated impose specified operating standards and may permit the franchisor to condition the continuation of a franchise agreement on the completion of capital improvements. Under the terms of the Percentage Leases, the Company is also obligated to pay the cost of certain capital expenditures at its hotels and to pay for furniture, fixtures and equipment. The ability of the Company to fund these and other capital expenditures and periodic replacement of furniture, fixtures and equipment will depend in part on the financial performance of the Lessee and the hotels. If these expenses exceed the Company's estimate, the additional expenses could have a material adverse effect on Cash Available for Distribution. Furthermore, any inability or failure to fund these expenditures could have a material adverse effect on occupancy rates, ADRs and REVPAR and may constitute a breach under the franchise agreements.

NO ARMS-LENGTH BARGAINING ON PERCENTAGE LEASES

     The terms of the Percentage Leases were not negotiated on an arm's-length basis and, accordingly, may not reflect fair market values or terms. The lease payments under the Percentage Leases have been, and will be, calculated with reference to historical financial data and the projected operating and financial performance of the hotels. The Company does not own any interest in the Lessee. All of the capital stock in the Lessee is owned by Messrs. Alter and Biederman. As a result, such persons may have a conflict of interest with the Company in the performance of their management services to the Company in connection with the Percentage Leases.

FRANCHISE RISKS

     Fifty-three of the Company's hotels are operated pursuant to franchise or license agreements and additional hotels may be or will become subject to franchise arrangements. The Lessee will hold the franchise or license agreements for the hotels and will be responsible for complying with the terms of these agreements. Such franchise or license arrangements are often helpful in providing marketing services and room reservations to hotels, but these arrangements also impose financial obligations on hotels generally related to maintaining the condition of hotels and the payment of franchise fees. Continuation of such franchises is subject to specified operating standards and other terms and conditions. Franchisors periodically inspect franchised hotels to confirm compliance. In addition, franchisors may require the Company to fund significant capital improvements to the hotels in the future to maintain such franchises. The failure of the Lessee to maintain required standards or adhere to terms and conditions imposed by the franchisor may result in the loss of a license or termination of the franchise or damages as a result of the breach. It is possible that a franchisor could condition the continuation of a franchise on the completion of capital improvements or replacements of furniture, fixtures and equipment which the Company's Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or operating results or prospects of the affected hotel. The loss of a franchise could have a material adverse effect upon the operation, financing or value of the hotel subject to the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems. There can be no assurance that an alternative franchise arrangement can be obtained or that significant expenditures might not be imposed as a condition to obtaining a new franchise. The loss of a franchise for one or more of the hotels could have a material adverse effect on the Company's revenues under the Percentage Leases and Cash Available for Distribution to its shareholders.

DEPENDENCE ON ACQUISITIONS TO INCREASE CASH AVAILABLE FOR DISTRIBUTION

     The Company's success in implementing its growth plan will depend significantly on the Company's ability to acquire additional hotels at attractive prices. After the ramp-up of certain of the hotels which were recently redeveloped or renovated and repositioned or which are expected to be redeveloped or renovated and repositioned in the near future, internal growth in ADR and occupancy for the hotels is not expected to provide as much growth in Cash Available for Distribution as will acquisition of additional hotels. However, since the Company intends to borrow funds to purchase, redevelop or renovate and reposition hotels, the Company will be subject to the risks associated with increased indebtedness, such as paying debt service even if cash flow from such additional hotels is not sufficient to cover such costs.

FAILURE TO MAINTAIN REIT STATUS

     The Company intends to operate so as to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"). As long as the Company qualifies for taxation as a REIT, with certain exceptions, the Company will not be taxed at the corporate level on its taxable income that is distributed to its shareholders. A REIT is subject to a number of organizational and operational requirements, including requirements as to the nature of its income and assets, distribution requirements, diversity of stock ownership requirements and record-keeping requirements. While the Company intends to satisfy all of these requirements for treatment as a REIT, it is possible that the Company may in the future fail to satisfy one or more of these requirements. Failure to qualify as a REIT would render the Company subject to tax (including any applicable minimum tax) on its taxable income at regular corporate rates and distributions to the shareholders would not be deductible by the Company. Unless entitled to relief under certain Code provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property.

     In order for the Company to be taxed as a REIT, the Partnership must be classified as a partnership for federal income tax purposes. If the Partnership were to be taxable as a corporation, because the Company's ownership interest in the Partnership constitutes more than 10% of the Partnership's voting securities and exceeds 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. The imposition of corporate income tax on the Company and the Partnership would substantially reduce the amount of Cash Available for Distribution.

     See "United States Federal Income Tax Considerations" for a discussion of the material tax consequences and risks of an investment in the Company.

OWNERSHIP LIMITATION RESULTING IN LOSS OF REIT STATUS

     In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). Furthermore, if any shareholder or group of shareholders of the Lessee owns, actually or constructively, 10% or more of the stock of the Company, the Lessee could become a related party tenant of the Partnership, which likely would result in loss of REIT status for the Company. For the purpose of preserving the Company's REIT qualification, the Company's Articles of Incorporation prohibit direct or indirect ownership of more than 9.8% of the outstanding shares of any class of the Company's stock by any person or group (the "Ownership Limitation"). Generally, the capital stock owned by affiliated owners will be aggregated for purposes of the Ownership Limitation. Subject to certain exceptions, any transfer of Common or Preferred Stock that would prevent the Company from continuing to qualify as a REIT under the Code will be designated as "Shares-in-Trust" and transferred automatically to a trust (the "Share Trust") effective on the day before the purported transfer of such Common or Preferred Stock. The record holder of the Common or Preferred Stock that are designated as Shares-in-Trust will be required to submit such number of shares of Common or Preferred Stock to the Share Trust and the beneficiary of the Share Trust will be one or more charitable organizations that are named by the Company.

INABILITY TO RETAIN EARNINGS

     In order to qualify as a REIT, Sunstone generally is required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, Sunstone is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income, (ii) 95% of its capital gain net income for that year, and (iii) any undistributed taxable income from prior periods. Sunstone intends to continue to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. Sunstone's income consists primarily of its share of the income of Sunstone LP, and Sunstone's Cash Available For Distribution consists primarily of its share of cash distributions from Sunstone LP. Differences in timing between taxable income and Cash Available For Distribution due to the seasonality of the hospitality industry could require Sunstone to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.

REAL ESTATE INVESTMENT RISKS IN GENERAL

     The Company's hotels are and will be subject to varying degrees of risk generally incident to the ownership of real property. Income from the hotels may be adversely affected by changes in national and local economic conditions, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, changes in real estate tax rates and other operating expenses, changes in governmental rules (such as those requiring upgrades for disabled persons) and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses), acts of war, changes in zoning laws, and other factors which are beyond the control of the Company. In addition, real estate investments are relatively illiquid, and the ability of the Company to vary its portfolio in response to changes in economic and other conditions will be limited.

DISTRIBUTION OF SUBSTANTIALLY ALL OF CASH AVAILABLE FOR DISTRIBUTION; DISTRIBUTIONS INCLUDE RETURN OF CAPITAL

     Consistent with the Company's practice of acquiring properties in need of renovation or redevelopment, the Company's annual distributions to shareholders have constituted a high percentage of the Company's Cash Available for Distribution. If this continues, the Company will retain little or no cash from the rent payments under the Percentage Leases, and expenditures for additional acquisitions or future capital improvements would have to be funded from borrowings, or from proceeds from the sale of assets (including the hotels), or debt or equity securities. In addition, a percentage of the estimated annual distribution has constituted a return of capital rather than a distribution of retained earnings. Consequently, there is a risk that the distribution rate has been set too high and may not be sustainable.

UNINSURED AND UNDERINSURED LOSSES

     Each of the Company's hotels is covered by comprehensive policies of insurance, including liability, fire and extended coverage. The Company believes such specified coverage is of the type and amount customarily obtained by owners of real property assets, including hotels. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Twenty-four of the Company's hotels are located in California, which is subject to relatively higher seismic risks. Although each of such hotels was constructed under the more recent and stringent post-1984 building codes that were intended to reduce the likelihood or extent of damage from seismic activity, no assurance can be given that an earthquake would not cause substantial damage and losses. The Company presently maintains and currently intends to continue to maintain earthquake insurance on each of its hotels located in California. The Company's Board of Directors may exercise discretion in determining amounts, coverage limits and the deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

ENVIRONMENTAL MATTERS

     Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Under certain limited circumstances, liability may also extend to persons holding a security interest in the property. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate contaminated property, may adversely affect the owner's ability to dispose of such property, to fully utilize such property without restriction or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of hazardous or toxic substances, including the release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with such releases, including exposure to released ACMs. Environmental laws may also impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the ownership of its hotels and any subsequently acquired hotels, the Company may be potentially liable for such costs. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos containing materials in the event of demolition or certain renovations or remodeling and govern emissions of and exposure to asbestos fibers in the air. The operation and subsequent removal of certain underground storage tanks also are regulated by federal and state laws. The cost of defending against claims of liability, of compliance with environmental regulatory requirements or of remediating a contaminated property could materially adversely affect the business, assets or results of operations of the Company and, consequently, the Company's ability to satisfy its debt service requirements.

IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer program that has date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company recently assessed its internal computer systems and believes that the current systems used will properly utilize dates beyond December 31, 1999. The Company has been informed that the Lessee and the Management Company are in the process of studying the Year 2000 issue, including inquiries of their vendors. Upon the completion of the Lessee's and the Management Company's study, which is expected in late 1998, the Company believes it will be able to determine the extent to which the Company is vulnerable to a third parties' failure to remediate their own Year 2000 issues and the costs associated with resolving this issue. The Company does not currently anticipate that the Year 2000 issue will have a material adverse effect upon the Company's business results of operations or financial condition.

ADVERSE EFFECT OF SHARES AVAILABLE FOR FUTURE ISSUANCE AND SALE ON MARKET PRICE OF COMMON STOCK

     The Company's Articles of Incorporation authorize the Board of Directors to issue up to 160,000,000 shares of capital stock, consisting of 150,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. As of June 30, 1998, the Board of Directors was able to reclassify and issue an aggregate of approximately 112,000,000 unissued or unreserved shares of Common Stock and to classify and issue 9,750,000 shares of Preferred Stock. The Company's acquisition strategy depends in part on access to additional capital through sales and issuances of equity securities. The market price of the Common Stock may be adversely affected by the availability for future sale and issuance of such unissued and unreserved shares of Common Stock and Preferred Stock and the consequent dilutive effect of such issuances.

     In addition, the market price of the Common Stock may also be adversely affected by the availability for future sale and issuance of shares of Common Stock that could be issued upon the redemption of Units of the Partnership. The Company recently filed a registration statement and may at any time in the future file additional registration statements to give the limited partners of the Partnership the ability to sell shares of Common Stock issued upon redemption of Units. In addition, the Westbrook Funds were granted certain registration rights in connection with the shares issued to them in the Kahler Acquisition.

RISK OF DILUTION

     As hotel acquisition opportunities arise from time to time, the Company may issue additional shares of Common Stock or Preferred Stock to raise the capital necessary to finance the hotel acquisitions or may issue Common Stock or Preferred Stock or Partnership Units which are redeemable on a one-to-one basis for Common Stock to acquire hotels. Such issuances could result in dilution of shareholders' equity.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

     The following summary description of Common Stock and Preferred Stock of the Company is subject to and qualified in its entirety by reference to Maryland law described herein, and to the Articles of Incorporation and Bylaws of the Company (and any amendments or supplements thereto) which are filed as exhibits to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part.

GENERAL

     The Articles of Incorporation of the Company provide that the Company may issue up to 160,000,000 shares of capital stock, consisting of 150,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share. As of June 30, 1998, (i) 37,534,319 shares of Common Stock were issued and outstanding, (ii) 1,000,000 shares of Common Stock were reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan, (iii) 2,400,000 shares of Common Stock were reserved for issuance under the Company's 1994 Stock Incentive Plan, (iv) 150,000 shares of Common Stock were reserved for issuance under the 1994 Directors Plan, (v) 1,699,605 shares of Common Stock were reserved for issuance upon conversion of Preferred Stock, (vi) 39,670,314 shares of Common Stock were reserved for issuance upon the conversion of units of Partnership interest ("Units") into Common Stock (each Unit is convertible into one share of Common Stock at the Unitholder's election), and (vii) 17,042 shares of Common Stock were reserved for issuance upon the conversion of warrants or for other purposes. As of June 30, 1998, 250,000 shares of Preferred Stock were issued and outstanding.

     The following description sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock or upon the exercise of Warrants issued by the Company. The Common Stock is listed on the NYSE under the symbol "SSI." ChaseMellon Shareholder Services LLC is the Company's registrar and transfer agent for the Common Stock and Partnership Units.

COMMON STOCK

     All shares of Common Stock offered hereby will, when issued, be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares, series or class of shares of capital stock that may from time to time come into existence, and to the provisions of the Company's Articles of Incorporation regarding owning shares in excess of the Ownership Limitation, holders of Common Stock will be entitled to receive dividends on such Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company intends to continue its practice of paying regular quarterly dividends to the holders of its Common Stock.

     Holders of the Company's Common Stock can elect to participate in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan") and have all or part of their dividends reinvested in additional shares of Common Stock. Participants in the Plan can also purchase additional shares of Common Stock with cash (subject to certain limitations). The terms of the Plan are described in a separate prospectus which may be obtained by calling the Plan administrator, Mellon Bank, N.A., at (888) 261-6776.

     Subject to the provisions of the Articles of Incorporation regarding owning shares in excess of the Ownership Limitation, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of shares of stock, the holders of such shares of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares, if any, will not be able to elect any directors.

     Holders of Common Stock have no conversion, sinking fund, redemption rights or any preemptive rights to subscribe for any securities of the Company, nor do they have any preference, appraisal or exchange rights.

PREFERRED STOCK

     Subject to limitations prescribed by Maryland law and the Company's Articles of Incorporation, the Board of Directors is authorized to issue, from the 10,000,000 authorized but unissued shares of capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors. As of the date of this Prospectus, 250,000 shares of Preferred Stock are outstanding. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company or other transaction in which holders of shares of Common Stock might receive a premium for such shares over the market price.

  7.9% Class A Cumulative Convertible Preferred Stock

     In connection with a portfolio acquisition, the Company issued 250,000 shares of its newly designated 7.9% Class A Cumulative Convertible Preferred Stock (the "Class A Shares"). The holders of the Class A Shares are entitled to one vote for each share of Common Stock into which such holder's Class A Shares could then be converted, and with respect to such vote, such holder has full voting rights and powers equal to the voting rights and powers of the holders of Common Stock. The holders of Class A Shares are entitled to vote, together with holders of Common Stock as a single class. Subject to preferences that may be applicable to any future class of Preferred Stock, the holders of Class A Shares are entitled to receive, ratably, a dividend equal to the greater of (i) 7.9% per share per annum or (ii) the percentage dividend that would be paid on the Common Stock into which the Preferred Stock is convertible. In the event of a liquidation, dissolution or winding up of the Company, subject to the rights of future classes of Preferred Stock, the holders of Class A Shares are entitled to receive, prior and in preference to the holders of Common Stock, an amount per share equal to $100.00 for each outstanding Class A Share, plus accrued and unpaid dividends. The Class A Shares have no preemptive rights.

     Each Class A Share is convertible at the option of the holder at any time into a number of shares of Common Stock that is equal to the quotient obtained by dividing $100 by $14.7093, subject to adjustment for stock splits, stock dividends, recapitalizations and the like. On or at any time after the fifth anniversary of issuance of the Class A Shares, the Company may, at its option, redeem the Class A Shares in whole or in part by paying an amount equal to the redemption percentage of $100.00 per share then in effect (as adjusted for any stock dividends, combinations or splits), plus all accrued but unpaid dividends on such shares. The redemption percentage declines one percent per year, from 105% to par commencing in 2002. There are no sinking fund provisions applicable to the Class A Shares. All outstanding Class A Shares will, upon issuance, be fully paid and non-assessable.

  Terms of Future Classes of Preferred Stock

     Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of any future class or series of Preferred Stock to be offered hereby will be described in the Prospectus Supplement relating to that class or series, including a Prospectus Supplement providing that Preferred Stock may be issuable upon the exercise of Warrants issued by the Company. In addition, the terms of any class or series of Preferred Stock which may be issued will be set forth in Articles Supplementary to the Company's Articles of Incorporation which will be filed with the Maryland Department of Assessments and Taxation and as an exhibit to (or incorporated by reference in) the Registration Statement of which this Prospectus is a part. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

     The preferences and other terms of the Preferred Stock of each class or series will be fixed by the Articles Supplementary relating to such class or series. A Prospectus Supplement, relating to each class or series, will specify the terms of the Preferred Stock as follows:

      (1) The title and stated value of such Preferred Stock;

      (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

      (3) The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

      (4) Whether dividends payable on such Preferred Stock is cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

      (5) The provision for a sinking fund, if any, for such Preferred Stock;

      (6) The provision for redemption, if applicable, of such Preferred Stock;

      (7) Any listing of such Preferred Stock on any securities exchange;

      (8) The terms and conditions, if applicable, upon which such Preferred Stock will be converted into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

      (9) A discussion of any material United States federal income tax considerations applicable to such Preferred Stock (in addition to those discussed herein);

     (10) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

     (11) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (12) Any limitations on issuance of any class or series of preferred stock ranking senior to or on parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (13) Any voting rights of such Preferred Stock; and

     (14) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

  Registrar and Transfer Agent

     The registrar and transfer agent for any class or series of the Preferred Stock offered hereby will be set forth in the applicable Prospectus Supplement.

CLASSIFICATION OR RECLASSIFICATION OF COMMON STOCK OR PREFERRED STOCK

     Subject to limitations prescribed by Maryland law and the Company's Articles of Incorporation, the Board of Directors is authorized to classify and reclassify any unissued portion of the authorized shares of capital stock to provide for the issuance of shares in other classes or series, including other classes or series of Common Stock or Preferred Stock, to establish the number of shares in each class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series. The rights, preferences, privileges and restrictions of such class or series will be fixed by Articles Supplementary to the Company's Articles of Incorporation relating to such class or series. A Prospectus Supplement will specify the terms of any such class or series offered hereby.

RESTRICTIONS ON OWNERSHIP OF COMMON STOCK OR PREFERRED STOCK

     The following is a description of the restrictions on ownership of the Common Stock and Preferred Stock. There may be additional provisions that further restrict ownership and transfer, which will be described in any applicable Prospectus Supplement. Such description is, and will be, qualified in its entirety by any supplements to the Articles of Incorporation or Bylaws filed as exhibits to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part.

     For the Company to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding shares of capital stock. Specifically, not more than 50% in value of the Company's outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. See "United States Federal Income Tax Considerations -- Requirements for Qualification." In addition, the Company must meet certain requirements regarding the nature of its gross income in order to qualify as a REIT. One such requirement is that at least 75% of the Company's gross income for each year must consist of rents from real property and income from certain other real property investments. The rents received by the Partnership from the Lessee would not qualify as rents from real property, which would result in loss of REIT status for the Company, if the Company were at any time to own, directly or constructively, 10% or more of the ownership interests in the Lessee within the meaning of Section 856(d)(2)(B) of the Code. See "United States Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests."

     Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Articles of Incorporation, subject to certain exceptions described below, provides that no person may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 9.8% of the lesser in value of the total number or value of the outstanding shares of Common Stock or the outstanding shares of Preferred Stock (the "Ownership Limitation"). The constructive ownership rules of the Code are complex and may cause shares owned actually or constructively by two or more related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of Common Stock or 9.8% of the shares of Preferred Stock (or the acquisition of an interest in an entity which owns the shares) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the outstanding shares of Common Stock or 9.8% of the outstanding shares of Preferred Stock, and thus subject such shares to the Ownership Limitation provisions of the Articles of Incorporation. The Ownership Limitation also prohibits any transfer of Common Stock or Preferred Stock that would (i) result in the Common Stock and Preferred Stock being owned by fewer than 100 persons (determined without reference to any rules of attribution),
(ii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, or (iii) cause the Company to own, directly or constructively, 10% or more of the ownership interests in a tenant of the Company's real property, within the meaning of Section 856(d)(2)(B) of the Code. Except as otherwise provided below, any such acquisition or transfer of the Company's capital stock (including any constructive acquisition or transfer of ownership) shall be null and void, and the intended transferee or owner will acquire no rights to, or economic interests in, the shares.

     Subject to certain exceptions described below, any purported transfer of Common Stock or Preferred Stock that would (i) result in any person owning, directly or indirectly, Common Stock or Preferred Stock in excess of the Ownership Limitation, (ii) result in the Common Stock and Preferred Stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in the Company being "closely held" within the meaning of Section 856(h) the Code, or (iv) cause the Company to own, directly or constructively, 10.0% or more of the ownership interests in a tenant of the Company's or the Partnership's real property, within the meaning of Section 856(d)(2)(B) of the Code, will be designated as "Shares-in-Trust" and transferred automatically to a trust (the "Share Trust") effective on the day before the purported transfer of such Common Stock or Preferred Stock. The record holder of the Common Stock or Preferred Stock that are designated as Shares-in-Trust (the "Prohibited Owner") will be required to submit such number of shares of Common Stock or Preferred Stock to the Share Trust for designation in the name of a trustee to be designated by the Company (the "Share Trustee"). The beneficiary of the Share Trust (the "Beneficiary") will be one or more charitable organizations that are named by the Company.

     Shares-in-Trust will remain issued and outstanding Common Stock or Preferred Stock and will be entitled to the same rights and privileges as all other shares of the same class or series. The Share Trust will receive all dividends and distributions on the Shares-in-Trust and will hold such dividends or distributions in trust for the benefit of the Beneficiary. The Share Trustee will vote all Shares-in-Trust. The Share Trustee will designate a permitted transferee of the Shares-in-Trust, provided that the permitted transferee (i) purchases such Shares-in-Trust for valuable consideration and (ii) acquires such Shares-in-Trust without such acquisition resulting in a transfer to another Share Trust.

     The Prohibited Owner with respect to Shares-in-Trust will be required to repay to the Share Trust the amount of any dividends or distributions received by the Prohibited Owner (i) that are attributable to any Shares-in-Trust and
(ii) for which the record date was on or after the date that such shares became Shares-in-Trust. The Prohibited Owner generally will receive from the Share Trustee the lesser of (i) the price per share such Prohibited Owner paid for the Common Stock or Preferred Stock that were designated as Shares-in-Trust (or, in the case of a gift or devise, the market price (based on a five day trading average) per share on the date of such transfer) and (ii) the price per share received by the Share Trustee from the sale or other disposition of such Shares-in-Trust. Any amounts received by the Share Trustee in excess of the amounts to be paid to the Prohibited Owner will be distributed to the Beneficiary.

     The Shares-in-Trust will be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such Shares-in-Trust (or, in the case of a gift or devise, the market price per share on the date of such transfer) or (ii) the market price per share on the date that the Company, or its designee, accepts such offer. The Company will have the right to accept such offer for a period of ninety days after the later of (i) the date of the purported transfer which resulted in such Shares-in-Trust and (ii) the date the Company determines in good faith that a transfer resulting in such Shares-in-Trust occurred.

     Any person who acquires or attempts to acquire Common Stock or Preferred Stock in violation of the foregoing restrictions, or any person who owned shares of Common Stock or Preferred Stock that were transferred to a Share Trust, will be required (i) to give immediately written notice to the Company of such event and (ii) to provide to the Company such other information as the Company may request in order to determine the effect, if any, of such transfer on the Company's status as a REIT.

     All persons who own, directly or indirectly, more than 5% (or such lower percentages as required pursuant to regulations under the Code) of the outstanding shares of Common Stock and Preferred Stock must within 30 days after January 1 of each year, provide to the Company a written statement or affidavit stating the name and address of such direct or indirect owner, the number of shares of Common Stock and Preferred Stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect shareholder shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limitation.

     The Ownership Limitation generally will not apply to the acquisition of shares of Common Stock or Preferred Stock by an underwriter that participates in a public offering of such shares. In addition, the Board of Directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel and upon such other conditions as the Board of Directors may direct, may exempt a person from the Ownership Limitation under certain circumstances. The foregoing restrictions will continue to apply until the Board of Directors, with the approval of the holders of at least two-thirds of the outstanding shares of all votes entitled to vote on such matter at a regular or special meeting of the shareholders of the Company, determines to terminate its status as a REIT.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to remove any ownership concentration limitation. Any change of the Ownership Limitation would require an amendment to the Articles of Incorporation. Such amendment requires the affirmative vote of holders holding at least two-thirds of the outstanding shares entitled to vote on the matter. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of delaying, deferring, discouraging or preventing a transaction or a change in control of the Company without the approval of the Board of Directors.

     Any certificates representing shares of Common Stock or Preferred Stock will bear a legend referring to the restrictions described above.

                            DESCRIPTION OF WARRANTS

     The Company currently has warrants outstanding to purchase Partnership Units. The Company may issue Warrants for the purchase of its Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

      (1) The title of such Warrants;

      (2) The aggregate number of such Warrants;

      (3) The price or prices at which such Warrants will be issued;

      (4) The designation, terms and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants;

      (5) The designation and terms of the Common Stock or Preferred Stock, if any, with which such Warrants are issued and the number of such Warrants issued with the Common Stock or Preferred Stock;

      (6) The date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable;

      (7) The price at which each share of Preferred Stock or Common Stock issuable upon exercise of such Warrants may be purchased;

      (8) The date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

      (9) The minimum or maximum amount of such Warrants which may be exercised at any one time;

     (10) Information with respect to book-entry procedures, if any;

     (11) A discussion of certain Federal income tax considerations specifically related to such Warrants; and

     (12) Any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                     CERTAIN PROVISIONS OF MARYLAND LAW AND
             OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The following summary of certain provisions of Maryland law and of the Articles of Incorporation and Bylaws of the Company does not purport to be complete and is qualified in its entirety by reference to Maryland law and the Articles of Incorporation and Bylaws of the Company (and any amendments and supplements thereto) which are filed as exhibits to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The provisions in the Articles of Incorporation regarding the Ownership Limitation and the classification of the Board of Directors, the business combination provisions of the Maryland General Corporation Law ("MGCL"), the control shares acquisition provisions of the MGCL, and the advance notice provisions of the Bylaws could have the effect of delaying, deferring, discouraging or preventing a transaction or a change in control of the Company in which holders of some, or a majority, of the capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest. Certain significant provisions which might have this effect are described below.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     The Bylaws provide that the number of directors of the Company may be established by the Board of Directors but may not be fewer than three nor more than nine. The directors may increase the number of directors by a vote of a least 80% of the members of the Board of Directors, provided that the number of directors shall never be less than the number required by Maryland law and that the tenure of office of a director shall not be affected by any decrease in the number of directors. Any vacancy will be filled, including a vacancy created by an increase in the number of directors, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire Board of Directors.

     Pursuant to the Articles of Incorporation the Board of Directors will be divided into three classes of directors. As the term of each class expires, directors in that class will be elected by the shareholders of the Company for a term of three years and until their successors are duly elected and qualify. Classification of the Board of Directors is intended to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors. Shareholders will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the shares of Common Stock present in person or by proxy at such meeting will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

     The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult, which could delay, defer, discourage or prevent an attempt by a third party to obtain control of the Company or other transaction, even though such an attempt or other transaction might be beneficial to the Company and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

REMOVAL OF DIRECTORS

     The Articles of Incorporation provide that a director may be removed with or without cause by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, could preclude shareholders from removing incumbent directors except upon the existence of a substantial affirmative vote and by filling the vacancies created by such removal with their own nominees upon the affirmative vote of a majority of the votes entitled to be cast in the election of directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Articles of Incorporation and Bylaws limit the liability of the Company's directors and officers for money damages to the Company and its shareholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its shareholders for monetary damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) to the extent that a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action, as adjudicated in the proceeding. This provision does not limit the ability of the Company or its shareholders to obtain other relief, such as an injunction or rescission.

     The Articles of Incorporation and Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by Maryland law. The Company's Articles of Incorporation and Bylaws also permit the Company to indemnify employees, agents and other persons acting on behalf of or at the request of the Company. The MGCL generally permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the Company. Indemnification under the provisions of the MGCL is not deemed exclusive to any other rights, by indemnification or otherwise, to which an officer or director may be entitled under the Articles of Incorporation or Bylaws, or under resolutions of shareholders or directors, contract or otherwise. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of such corporation's shares or an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting shares of such corporation (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least
(a) 80% of the votes entitled to be cast by holders of outstanding voting shares of such corporation and (b) two-thirds of the votes entitled to be cast by holders of voting shares of such corporation other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other things, such corporation's shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of a corporation prior to the time that the Interested Shareholder becomes an Interested Shareholder. The Board of Directors has exempted from these provisions of the MGCL any business combination with certain officers and directors of the Company, and all present or future affiliates or associates of, or any other person acting in concert or as a group with, any of the foregoing persons and any other business combination which may arise in connection with the Company formation transactions generally.

CONTROL SHARE ACQUISITIONS

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of a corporation. "Control Shares" are voting shares which, if aggregated with all other such shares previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of a corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, a corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange, if the corporation is a party to the transaction, or to acquisitions approved or exempted by the articles of incorporation or bylaws of a corporation.

     The Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's Common Stock or Preferred Stock. There can be no assurance that such provision will not be amended or eliminated in the future.

AMENDMENTS TO THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation may only be amended by the affirmative vote of the holders of not less than a majority of the votes entitled to be cast on the matter, except that any proposal (i) to permit cumulative voting in the election of directors, (ii) to alter provisions of the Articles of Incorporation requiring a majority of the directors to be independent directors or provisions of the Articles of Incorporation relative to the classification of the Company's Board of Directors into three classes, removal of directors, preemptive rights, indemnification of corporate agents and limitation of liability of officers and directors, or (iii) that would terminate the Company's status as a REIT for tax purposes, may not be amended, altered, changed or repealed without the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter. Subject to the right of the Company's shareholders to adopt, alter or repeal the Bylaws, the Bylaws may be amended by the Board of Directors, except for provisions of the Bylaws relating to the sale of certain hotels and transactions involving the Company in which an advisor, director or officer has an interest, which may be altered or repealed only upon the vote of shareholders holding at least two-thirds of the outstanding shares of stock entitled to vote generally in the election of directors.

DISSOLUTION OF THE COMPANY

     Pursuant to the Articles of Incorporation, the dissolution of the Company must be approved and advised by the Board of Directors and approved by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter.

OPERATIONS

     The Company is generally prohibited from engaging in certain activities, including incurring consolidated indebtedness, in the aggregate, in excess of 50% of the Company's investment in hotels at cost, and acquiring or holding property or engaging in any activity that would cause the Company to fail to qualify as a REIT.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of the Offered Securities. The discussion contained herein does not address all aspects of taxation that may be relevant to particular holders of the Offered Securities in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. In addition, this discussion does not address the specific tax consequences of an investment in Warrants. Such tax consequences will be summarized in the Prospectus Supplement relating to the offering of Warrants.

     This discussion as to tax consequences is based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (the "IRS" or the "Service"), and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE OFFERED SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for its taxable year ended on December 31, 1995. In connection with each offering made pursuant to this Prospectus, the Company will receive an opinion of its counsel, Brobeck, Phleger & Harrison LLP, that, commencing with the inception of the Company's taxable year ended December 31, 1995, the Company has been organized and operated in conformity with the requirements for qualification as a REIT under the Code, and that its organization and contemplated method of operation as of the date of such opinion will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for 1998 and subsequent taxable years. Investors should be aware, however, that Brobeck, Phleger & Harrison LLP's opinion is not binding upon the Service or any court. It must be emphasized that Brobeck, Phleger & Harrison LLP's opinion will be based and conditioned upon the accuracy of various representations and assumptions as to factual matters, including representations regarding the nature of the Company's properties and income during 1995 and subsequently and the future conduct of its business. Moreover, qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, the various qualification tests imposed under the Code discussed below. Counsel will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operation will satisfy all of the requirements for qualification as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

     Assuming the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Furthermore, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference.
Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then the Company would be taxable to the extent of such asset's "built-in-gain." Such taxation of the Company on "built-in gains" will be applicable to gain on the disposition of assets received by the Company upon the liquidation of Kahler and its subsidiaries.

REQUIREMENTS FOR QUALIFICATION

  Earnings and Profits

     In order to maintain its REIT status, the Company was required to distribute any earnings and profits that it acquired as a result of the Kahler Acquisition on or before December 31, 1997. In connection with the Kahler Acquisition, the Company has received a certification from the auditors for Kahler that, subject to certain assumptions set forth therein, the pre-acquisition earnings and profits of Kahler were $28.5 million (not considering the cash distribution described immediately below), and the Company's auditors have reviewed and approved this certification and the workpapers of Kahler's auditors. In rendering any tax opinion in connection with an offering under this Prospectus, Brobeck, Phleger & Harrison LLP will assume that this certification is correct, a factual question upon which counsel has expressed no opinion. However, the certification is not binding on the IRS, and there can be no assurance that it will not be successfully challenged.

     Immediately prior to the Kahler Acquisition, Kahler made a $28.75 million distribution to its shareholders. The Company received a private letter ruling from the IRS confirming that Kahler's pre-acquisition distribution will be treated as a "dividend" for tax purposes, and thus reduced Kahler's pre-acquisition earnings and profits by the amount of the distribution.

     Based on the IRS's ruling and the certifications from Kahler's and the Company's auditors, the Company anticipates that it had no non-REIT earnings and profits as of the end of its 1997 taxable year. In the event, however, that the Company had any such non-REIT earnings and profits, it would be disqualified as a REIT in 1997 and thereafter.

  Other Requirements

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Company's Articles of Incorporation provide for restrictions regarding transfer of the Company's stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in
(v) and (vi) above. See "Description of Common Stock and Preferred Stock -- Restrictions on Ownership of Common Stock or Preferred Stock."

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT as in the partnership for purposes of Section 856 of the Code, including for purposes of the gross income and asset tests described below. Thus, assuming the Partnership is classified as a partnership rather than as a corporation for tax purposes, the Company's proportionate share of the assets, liabilities and items of income of the Partnership will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

  Income Tests

     In order for the Company to maintain its qualification as a REIT, the Company must annually satisfy certain requirements relating to the nature of its gross income. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, in taxable years through 1997, not more that 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year could be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that was not foreclosure property, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property). The 30% test does not apply in taxable years after 1997. The specific application of these tests to the Company is discussed below.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the

Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

     Pursuant to percentage leases (the "Percentage Leases"), Sunstone Hotel Properties, Inc., a Colorado corporation (the "Lessee") has leased from the Partnership the land, buildings, improvements, furnishings and equipment comprising the hotels for a 10-year period. The Percentage Leases provide that the Lessee is obligated to pay to the Partnership (i) the greater of base rent ("Base Rent") or percentage rent ("Percentage Rent," and with Base Rent, collectively, the "Rents") and (ii) certain other additional charges (the "Additional Charges"). The Percentage Rent is calculated by multiplying fixed percentages by the room revenues for each of the hotels in excess of certain levels. Both the Base Rent and the threshold room revenue amount in each Percentage Rent formula will be adjusted for inflation. The adjustment will be calculated at the beginning of each calendar year based on the change in the CPI during the prior calendar year. The Base Rent accrues and is required to be paid monthly and the Percentage Rent (if any) accrues and is required to be paid quarterly. In order for the Base Rent, the Percentage Rent and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement.

     Brobeck, Phleger & Harrison LLP is of the opinion that the Percentage Leases will be treated as true leases for federal income tax purposes. Such opinion is based, in part, on the following facts and representations of the Company described below: (i) the Partnership and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements, (ii) the Lessee will have the right to exclusive possession and use and quiet enjoyment of the hotels during the term of the Percentage Leases, (iii) the Lessee will bear the cost of, and be responsible for, day-to-day maintenance and repair of the hotels, other than the cost of certain capital expenditures, and will dictate how the hotels are operated and maintained, (iv) the Lessee will bear all of the costs and expenses of operating the hotels (including the cost of any inventory used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, insurance (other than workers' compensation insurance) and the cost of repairing, replacing or refurbishing furniture, fixtures and equipment, to the extent such costs do not exceed the amounts to be made available to the Lessee for such costs by the Partnership under each Percentage Lease), (v) the Lessee will benefit from any savings in the costs of operating the hotels during the term of the Percentage Leases, (vi) in the event of damage or destruction to a hotel, the Lessee will be at economic risk because it will be obligated either
(A) to restore the property to its prior condition, in which event it will bear all costs of such restoration in excess of any insurance proceeds or (B) to purchase the hotel for an amount generally equal to the fair market value of the Property, less any insurance proceeds, (vii) the Lessee will indemnify the Partnership against all liabilities imposed on the Partnership during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the Lessee's use, management, maintenance or repair of the hotels, and (viii) the Lessee will be obligated to pay substantial fixed rent for the period of use of the hotels and (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the hotels.

     Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. Counsel's opinion regarding the Percentage Leases is not binding on the Service or the courts. Thus, counsel can provide no assurance that the Service will not assert successfully a contrary position. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the Lessee would not be considered rent or would not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

     As stated above, in order for the Rents to constitute "rents from real property," the Rents attributable to personal property leased in connection with the lease of the real properties comprising a hotel must not be greater than 15% of the Rents received under the Percentage Lease. The portion of the Rents attributable to the personal property in a hotel is the amount that bears the same ratio to total Rent for the taxable year as the average of the adjusted bases of the personal property in the hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). The Company has determined and represented to counsel (and counsel's opinion assumes) that the amount of any Rent attributable to personal property and not qualifying as "rents from real property" has not and will not be of a significant magnitude (together with other disqualified income) to cause the Company to fail the 95% gross income test or 75% gross income test as described above. In addition, Ernst & Young LLP has provided an analysis confirming this representation. There can be no firm assurance, however, that the amount of the Company's gross income not qualifying as "rents from real property" under the 15% adjusted basis ratio test described above will not be of a sufficient magnitude to cause the Company to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     Another requirement for qualification of the Rents as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Counsel's opinion assumes, based on representations of the Company, that (i) the Percentage Rent will be based at all times on revenues from the hotels that are established in the Percentage Leases, (ii) the Percentage Rent has not and will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) the Percentage Leases and the Percentage Rent conform with normal business practice. Furthermore, the Company has represented that, with respect to other hotels that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above). In the event that any of the foregoing representations of the Company is or has been inaccurate, the Company could fail or cease to qualify as a REIT.

     A third requirement for qualification of the Rents as "rents from real property" is that the Company must not own, directly or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the shares of the Company are owned, directly or indirectly, by or for any person, the Company is considered as owning the shares of the Lessee owned, directly or indirectly, by or for such person. The Company has represented that it has not and will not at any time directly or indirectly own any stock of the Lessee. However, because Mr. Alter and Mr. Biederman each owns more than 10% of the stock of the Lessee, the Company would be deemed to own more than 10% of the stock of the Lessee if either Mr. Alter or Mr. Biederman at any time owns, directly, indirectly or constructively, 10% or more in value of the shares of the Company's stock. Under the Company's Articles of Incorporation, neither Mr. Alter nor Mr. Biederman is entitled to acquire a 10% interest in the Company. In addition, the Partnership Agreement provides that a redeeming partner (including Messrs. Alter and Biederman) will receive cash, rather than shares of Common Stock, at the election of the Company or if the acquisition of shares of Common Stock by such partner would result in such partner or any other person owning, directly or constructively, more than 9.8% of the Company for purposes of the related party tenant rule. Thus, the Company should never own, directly or constructively, 10% of more of the Lessee. Furthermore, the Company has represented that, with respect to other hotels that it acquires in the future, it will not rent any property to a related party tenant.

     A fourth requirement for qualification of the Rents as "rents from real property" is that the Company cannot furnish or render noncustomary services to the Lessee (or tenants of the hotels), or manage or operate the hotels or any leased properties, other than through an independent contractor who is adequately compensated and from whom the Company itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement because neither the Company nor the Partnership will be performing any services other than customary ones for the Lessee. The Company has also represented that, with respect to other hotels that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property and will not be managing or operating such hotels. As described above, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render nonqualifying services to the occupants of the hotels and to manage or operate the hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If the Rents from a hotel do not qualify as "rents from real property" because the rents attributable to personal property exceed 15% of the total Rents for a taxable year, the portion of the Rents from that hotel that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income tests. The Company would lose its REIT status in this event only if the Rents attributable to personal property in all of its hotels (plus any other nonqualifying income) during a taxable year exceed 5% of the Company's gross income during the year. If, however, the Rents do not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on income or profits of the Lessee, (ii) the Company owns, directly or constructively, 10% or more of the Lessee, or (iii) the Company furnishes noncustomary services to the Lessee or tenants of the hotels, or manages or operates the hotels other than through a qualifying independent contractor, none of the Rents would qualify as "rents from real property." In that case, the Company would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income tests.

     In addition to the Rents, the Lessee is required to pay to the Partnership the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts paid by the Partnership to third parties that the Lessee is obligated to bear or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT for taxable years through 1997. In addition, the net income from that transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company and the Partnership believe that no asset owned by the Company or the Partnership has or will be held for sale to customers in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" will depend, however, on the facts and circumstances from time to time. The Company and the Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     If the Lessee defaults on its obligations under a Percentage Lease for a hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a qualifying replacement lessee for such hotel within 90 days of such termination, gross income from hotel operations conducted by the Company from such hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "-- Taxation of the Company," even if those relief provisions apply, a 100% tax would be imposed with respect to the amount by which it fails the 75% or 95% gross income tests. No such relief is available for violations of the 30% income test, which was applicable for taxable years through 1997.

  Asset Tests

     The Company, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where the Company raises new capital through share or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property, and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the stock of a qualified REIT subsidiary).

     For purposes of the asset requirements, the Company will be deemed to own its proportionate share of the assets of the Partnership, rather than its partnership interest in the Partnership, assuming that the Partnership is treated as a partnership and not as a corporation for tax purposes. The Company has represented that, as of the end of each quarter since the commencement of its taxable year ended December 31, 1995, (i) at least 75% of the value of its total assets were represented by assets qualifying under the 75% asset test, and
(ii) it has not owned any securities that do not satisfy the 75% asset test. The Company has represented that it has not and will not acquire or dispose, or cause the Partnership to acquire or dispose, of assets in a way that would cause it to violate the asset tests for REIT status.

  Distribution Requirements

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has represented that, for its taxable years through 1997, the Company made distributions sufficient to satisfy the foregoing distribution requirements. The Company intends in the future to make timely distributions sufficient to satisfy all annual distribution requirements. However, there can be no assurance that the Company will at all times have sufficient available cash to satisfy such distribution requirements.

  Recordkeeping Requirement

     Pursuant to applicable Treasury Regulations, in order to qualify as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company has represented that it complied with these requirements on a timely basis for its 1995 through 1997 taxable years and intends to comply with such requirements for its 1998 taxable year and future taxable years. Counsel has not and will not monitor such compliance by the Company. For taxable years through 1997, the penalty for failure to obtain information as to actual ownership was disqualification as a REIT. For 1998 and thereafter, monetary penalties of up to $50,000 apply.

  Anti-Abuse Regulations

     The Treasury Regulations authorize the Service, in certain "abusive" transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate (the "Anti-Abuse Regulations"). The Anti-Abuse Regulations would apply where a partnership is formed or utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the partnership provisions of the Code. Counsel believes that the Anti-Abuse Regulations will not have any adverse impact on the Company's ability to qualify as a REIT. However, because the Anti-Abuse Regulations are extremely broad in scope and would be applied based on an analysis of all of the facts and circumstances, counsel can give no assurance that the Service will not successfully apply the Anti-Abuse Regulations to the Company.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his shares of Common Stock or Preferred Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock or Preferred Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock or Preferred Stock, such distributions will be included in income as capital gain assuming the shares of Common Stock or Preferred Stock are capital assets in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month will be treated as both paid by the

Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     For a taxable year of the Company commencing in 1998 and thereafter, a Company shareholder at the close of the taxable year must include, in computing his or her long-term capital gains for his or her taxable year in which the last day of the Company's taxable year falls, the amount (if any) of undistributed net capital gains of the Company that the Company designates by written notice to the shareholder ("Designated Retained Capital Gains"). The shareholder will be deemed to have paid his or her share of the taxes paid by the Company on the Designated Retained Capital Gains. The shareholder's basis in the Company's shares will be increased by the amount of the Designated Retained Capital Gains in excess of the taxes deemed paid by the shareholder.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock or Preferred Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company and gain from the disposition of shares of Common Stock or Preferred Stock generally will be treated as investment income for purposes of the investment interest limitations. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK OR PREFERRED
STOCK

     In general, any gain or loss realized upon a taxable disposition of the Common Stock or Preferred Stock by a shareholder who is not a dealer in securities will be treated as capital gain or loss. In the case of individuals, the maximum rate of federal income tax applicable to capital gains is 20% in the case of assets held for more than 12 months. No preferential rate of capital gains tax applies in the case of corporations. Any loss upon a sale or exchange of shares of Common Stock or Preferred Stock by a shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company and Designated Retained Capital Gains required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the shares of Common Stock or Preferred Stock may be disallowed if the shares of Common Stock or Preferred Stock are purchased within 30 days before or after the disposition.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will generally report to its shareholders and the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Thus, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Preferred Stock or Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances a pension trust that owns more than 10% of the Company's shares is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's shares collectively own more than 50% of the value of the Company's shares.

     While an investment in the Company by an Exempt Organization generally is not expected to result in UBTI except in the circumstances described in the preceding paragraph, any UBTI that does arise from such an investment will be combined with all other UBTI of the Exempt Organization for a taxable year. Any net UBTI will be subject to tax. If the gross income taken into account in computing UBTI exceeds $1,000, the Exempt Organization is obligated to file a tax return for such year on IRS Form 990-T. Neither the Company, the Board of Directors, nor any of their Affiliates expects to undertake the preparation or filing of IRS Form 990-T for any Exempt Organization in connection with an investment by such Exempt Organization in the Company.

OTHER TAX CONSEQUENCES

  State or Local Taxes

     The Company, the Partnership, or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business, or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

  Dividend Reinvestment Program

     Under the Company's Dividend Reinvestment and Stock Purchase Plan, shareholders participating in the program will be deemed to have received the gross amount of any cash distributions which would have been paid by the Company to such shareholders had they not elected to participate. These deemed distributions will be treated as actual distributions from the Company to the participating shareholders and will retain the character and tax effect applicable to distributions from the Company generally. See "-- Taxation of Shareholders." Shares of Common Stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to the gross amount of the deemed distribution.

TAX ASPECTS OF THE PARTNERSHIP

  Classification as a Partnership

     The Company will be entitled to include in its income its distributive share of the Partnership's income and to deduct its distributive share of the Partnership's losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as association taxable as a corporation. Brobeck, Phleger & Harrison LLP is of the opinion that the Partnership will be treated as a partnership for Federal income tax purposes. This opinion is based on the provisions of the Partnership Agreement and certain factual representations of the Company and the Partnership. No assurance can be given that the Service will not challenge the status of the Partnership as a partnership for federal income tax purposes. If such challenge were sustained by a court, the Partnership would be treated as a corporation for federal income tax purposes.

     Under Section 7704 of the Code, a partnership is treated as a corporation for federal income tax purposes if it is a "publicly traded partnership" (except in situations in which 90% or more of the partnership's gross income is of a specified type). A partnership is deemed to be publicly traded if its interests are either (i) traded on an established securities market, or (ii) readily tradable on a secondary market (or the substantial equivalent thereof). While the Partnership Units will not be traded on an established securities market, they could possibly be deemed to be traded on a secondary market or its equivalent due to the redemption rights enabling the partners to dispose of their Units.

     The Treasury Department has issued regulations (the "PTP Regulations") governing the classification of partnerships under Section 7704. These regulations provide that the classification of partnerships is generally based on a facts and circumstances analysis. However, the regulations also provide limited "safe harbors" which preclude publicly traded partnership status. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership for this purpose, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if
(x) substantially all of the value of the person's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (y) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. Furthermore, pursuant to Notice 88-75 issued by the Internal Revenue Service, through the year 2005, an existing partnership may qualify for non-publicly traded status if it has less than 500 partners (looking through to the ultimate owners in the case of flow-through entities), does not issue any Units registered under the Securities Act and does not enter into a substantial new line of business.

     The Partnership currently has less than 100 actual partners and less than 500 partners calculated on a "look-through" basis. The Partnership has not issued any Units required to be registered under the Securities Act. Thus, the Partnership presently qualifies for the safe harbors provided in Notice 88-75 and the PTP Regulations. However, there is no assurance that the Partnership will at all times in the future be able to avoid treatment as a publicly traded partnership.

     Even if the Partnership were ever to be classified as a publicly traded partnership, it would nevertheless be treated as a partnership for federal income tax purposes (rather than an association taxable as a corporation) if at least partnership) consists of "qualifying income" within the meaning of Section 7704(c)(2) of the Code (including interest, dividends, "real property rents" and gains from the disposition of real property). The Partnership has represented that, if in any taxable year the Partnership falls outside of an applicable safe harbor from publicly traded partnership status, it will satisfy the gross income test set forth in Section 7704(c)(2) of the Code in that taxable year and each subsequent taxable year. Among other things, this will require that the President of the Company, Mr. Robert A. Alter (or any other shareholder of the Lessee who owns at least 10% of the stock of the Lessee) own less than a 5% interest in the Partnership in the particular taxable year. Counsel's opinion as to the classification of the Partnership is based on an assumption that the Partnership will either (i) continue to fall within a safe harbor from publicly traded partnership status, or (ii) if the Partnership is ever treated as a publicly traded partnership, it will satisfy the qualifying income test of
Section 7704(c)(2) of the Code in the taxable year in which such treatment commences and all years thereafter.

     If for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. Thus the Company would be subject to tax as a regular corporation and would not receive a deduction for dividends paid to its shareholders. See "-- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in the Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

     The following discussion assumes that the Partnership will be treated as a partnership for federal income tax purposes.

  Income Taxation of the Partnership and Its Partners

     Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company will be required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from the Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Brobeck Phleger & Harrison LLP is of the opinion that the allocations of taxable income and loss set forth in the Partnership Agreement comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining certain reasonable allocation methods.

     Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent required under Code Section 704(c). In addition, gain on sale of a hotel will be specially allocated to the Partners who contributed the hotel to the Partnership to the extent of any "built-in" gain with respect to such hotel for federal income tax purposes.

     Basis in Partnership Interest. The Company's adjusted tax basis in its Partnership interest in the Partnership generally will be equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership, and (iii) reduced, but not below zero, by (A) the Company's allocable share of the Partnership's loss and (B) the amount of cash distributed to the Company (including deemed distributions as a result of reductions in the Company's allocable share of indebtedness of the Partnership).

     Treatment of Partnership Distributions. Partnership distributions to the Company will not generally constitute taxable distributions. However, to the extent that Partnership distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), exceeds the Company's adjusted tax basis in its Partnership interest, such distributions (including such constructive distributions) would constitute taxable income to the Company. Such distributions and constructive distributions normally would be characterized as capital gain.

     Sale of the Partnership's Property. Generally, any taxable gain realized by the Partnership on the sale of property by the Partnership will be capital gain or gain described in Section 1231 of the Code, except for any portion of such gain that is treated as depreciation or cost recovery recapture or attributable to inventory or property held for sale to customers in the ordinary course of business. Any taxable gain recognized by the Partnership on the disposition of any hotels originally contributed to the Partnership by the Partners will generally be allocated first to the contributing Partners under Section 704(c) of the Code to the extent of their "built-in gain" on those hotels for federal income tax purposes. Any remaining taxable gain recognized by the Partnership on the disposition of the hotels will generally be allocated among the partners in accordance with their respective percentage interests in the Partnership.

     The Company's share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. The Company, however, does not presently intend to allow the Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of the Company's or the Partnership's trade or business. See "-- Requirements for Qualification -- Income Tests."

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with the Company.

     Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in any applicable Prospectus Supplement.

     Sales of Offered Securities offered pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in any applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company and the Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in any applicable Prospectus Supplement.

     Unless otherwise specified in any related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any class or series of Preferred Stock and any series of Warrants on any exchange, but neither is obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Offered Securities.

     If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company, as the case may be. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Offered Securities are being sold to underwriters, the Company, as the case may be, shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, the Company or the Partnership in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Irvine, California. In rendering its opinions, Brobeck, Phleger & Harrison LLP will rely on the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law. Roger Cohen, a partner at Brobeck, Phleger & Harrison LLP, is Assistant Secretary of the Company and owns 3,560 shares of Common Stock and has been granted options to purchase 4,500 shares of Common Stock. In addition, the description of federal income tax consequences contained in the section of this Prospectus entitled "United States Federal Income Tax Considerations" and certain federal income tax matters pertaining to the Company's status as a REIT will be based on the opinion of Brobeck, Phleger & Harrison LLP.

                                    EXPERTS

     The consolidated financial statements of Sunstone Hotel Investors, Inc. at December 31, 1997 and for the year then ended and the consolidated financial statements of Sunstone Hotel Properties, Inc. at December 31, 1997 and for the year then ended, all appearing in Sunstone Hotel Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, and the consolidated financial statements of Sunstone Hotel Investors, Inc. as of December 31, 1996 and for the year ended December 31, 1996, and the period August 16, 1995 to December 31, 1995, and the combined financial statements of Sunstone Hotels (Predecessor) for the period January 1, 1995 to August 15, 1995, and the consolidated financial statements of Sunstone Hotel Properties, Inc. as of December 31, 1996 and for the year ended December 31, 1996 and for the period August 16, 1995 to December 31, 1995, all appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Coopers & Lybrand L.L.P. (PricewaterhouseCoopers LLP after June 30, 1998), independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference, in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of Kahler Realty Corporation and subsidiaries as of December 31, 1996, December 31, 1995, and January 1, 1995 and for the years then ended appearing in the Company's Current Report on Form 8-K dated as of August 22, 1997, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their reports thereon included therein and incorporated herein by reference, in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

------------------------------------------------------

    NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION WITH RESPECT TO THOSE SECURITIES TO WHICH IT RELATES TO ANY PERSONS IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN AT ITS DATE IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                      ------------------------------------

                               TABLE OF CONTENTS

                                             Page
                                             ----
PROSPECTUS SUPPLEMENT
Available Information......................   S-1
Prospectus Supplement Summary..............   S-2
Risk Factors...............................  S-12
Use of Proceeds............................  S-14
Price Range of Common Stock and Dividend
  Payments.................................  S-14
Capitalization.............................  S-16
Selected Historical and Pro Forma Financial
  Information..............................  S-17
Description of Capital Stock...............  S-20
United States Federal Income Tax
  Considerations...........................  S-28
Underwriting...............................  S-29
PROSPECTUS
Available Information......................     2
Incorporation of Certain Information by
  Reference................................     2
The Company................................     4
Use of Proceeds............................     4
Risk Factors...............................     5
Description of Common Stock and Preferred
  Stock....................................    14
Description of Warrants....................    19
Certain Provisions of Maryland Law and of
  the Company's Articles of Incorporation
  and Bylaws...............................    20
United States Federal Income Tax
  Considerations...........................    23
Plan of Distribution.......................    35
Legal Matters..............................    36
Experts....................................    36

             ------------------------------------------------------
PROSPECTUS SUPPLEMENT                                            August   , 1998
             ------------------------------------------------------

2,000,000 SHARES

SUNSTONE HOTEL INVESTORS, INC.

LOGO

ENHANCED PERPETUAL INCOME
PREFERRED SECURITIES(SM)

                      ------------------------------------

EVEREN SECURITIES, INC.

BEAR, STEARNS & CO. INC.

A.G. EDWARDS & SONS, INC.

RAYMOND JAMES &
ASSOCIATES, INC.

SUTRO & CO. INCORPORATED
             ------------------------------------------------------